File No. 812-15630

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE
17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF
AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

STEPSTONE PRIVATE CREDIT FUND LLC; STEPSTONE PRIVATE MARKETS; Stepstone private venture AND growth fund; STEPSTONE PRIVATE INFRASTRUCTURE FUND; STEPSTONE PRIVATE CREDIT INCOME FUND; Stepstone private credit co-investment fund; stepstone group private debt llc; stepstone group private wealth llc; STEPSTONE GROUP REAL ASSETS LP; StepStone Group Europe Alternative Investments Limited; AND STEPSTONE GROUP LP.

LEXINGTON C/RE, LLC; SRE FREYJA INVESTCO, LP; STEPSTONE EUROPEAN FUND SCS, SICAV-FIS - STEPSTONE REAL ESTATE PARTNERS III COMPARTMENT; STEPSTONE REAL ESTATE PARTNERS III CAYMAN, LP; STEPSTONE REAL ESTATE PARTNERS III OFFSHORE, L.P.; STEPSTONE REAL ESTATE PARTNERS III TE, L.P.; STEPSTONE REAL ESTATE PARTNERS III, L.P.; STEPSTONE REAL ESTATE PARTNERS III OFFSHORE FEEDER, LP; SRE PRESERVATION INVESTCO, LP; SRE COLT OPCO INVESTCO, LP; SREP III COLT DEVCO CO-INVESTOR FEEDER, LP; SRE CARE INVESTCO, LP; SUNSTONE REAL ESTATE, LP; STEPSTONE REAL ESTATE PARTNERS III I OPPORTUNITIES FUND, LP; SRE PEACH INVESTCO, LP; STEPSTONE K REAL ESTATE CO-INVESTMENT FUND, LP; STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND, LP; STEPSTONE REAL ESTATE PARTNERS IV, LP; STEPSTONE REAL ESTATE PARTNERS IV PARALLEL, LP; STEPSTONE REAL ESTATE PARTNERS IV EUROPE SCS; REAL ESTATE INTERNATIONAL PARTNERSHIP FUND, I, LP; REAL ESTATE DOMESTIC PARTNERSHIP FUND I, L.P.; REAL ESTATE GLOBAL PARTNERSHIP FUND II, LP; SRE IV SPARK INVESTCO, LP; SRE III BOXER INVESTCO, LP; SRE III/IV WIZARD INVESTCO, LP; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS, LP; SRE CARE PROPCO UPSIZE - INVESTCO, LP; SSG ME REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE HB REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE HB OPPORTUNITIES FUND II, L.P.; STEPSTONE BVK REAL ESTATE OPPORTUNITIES FUND SCSP; HEATHROW FOREST REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND II, LP; STEPSTONE K REAL ESTATE CO-INVESTMENT FUND II, LP; NFU MUTUAL GLOBAL REAL ESTATE, L.P.; STEPSTONE T REAL ESTATE OPPORTUNITIES FUND, L.P.; OSOOL EUROPEAN REAL ESTATE SP; SRE IV IGNITE INVESTCO, LP; SRE IV IGNITE INVESTCO (CIV), LP; JUNIVERSITAS REAL ESTATE DIVERSIFIED FUND SS (USD), L.P.; SIDF ACTIVE 1 LP; OSOOL EUROPEAN REAL ESTATE AIV LP; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS II, LP - CLASS A; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS II, LP - CLASS B; STEPSTONE REAL ESTATE INSURANCE FUND SERIES OF THE SALI MULTI-SERIES FUND, L.P.; G1 SRE SMA CAYMAN LP; ARTISTIC STEPS SMA LLC; SREP IV ACRE INVESTCO (CIV) LP; SREP V ALPHA EMERALD FEEDER, LP; SREP V ALPHA INVESTCO (CIV), LP; SRE SOLARIS INVESTCO, LP; STEPSTONE REAL ESTATE PARTNERS V, LP; STEPSTONE REAL ESTATE PARTNERS V 892, LP; STEPSTONE REAL ESTATE PARTNERS V QFP, LP; STEPSTONE REAL ESTATE PARTNERS V EUROPE SCS; 2007 CO-INVESTMENT PORTFOLIO, L.P.; ASIA REALTY ACCESS FEEDER LP; CAPITOL PRIVATE OPPORTUNITIES II (PARALLEL), L.P.; CAPITOL PRIVATE OPPORTUNITIES II, L.P.; CGR/PE, LLC; CVC CREDIT PARTNERS SPECIAL OPPORTUNITIES ACCESS FEEDER; ENERGY SELECT ACCESS FEEDER LP; EUROPE ENTERPRISE II OFFSHORE L.P.; EUROPE ENTERPRISE II ONSHORE L.P.; MEZZANINE CO-INVESTMENT PORTFOLIO L.P.; NYSCRF PIONEER PARTNERSHIP FUND B, L.P.; PEGASUS MULTI-STRATEGY SERIES (A) LP; REAL ESTATE DEVELOPMENT OPPORTUNITIES ACCESS FEEDER LP; SILVERSTONE II, LLC - SERIES C; SILVERSTONE II, LLC - SERIES E; SILVERSTONE II, LLC - SERIES G; STEPSTONE A OPPORTUNITIES FUND, L.P.; StepStone A Real Estate Co-Investment Partnership, L.P.; STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES A;

STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES B; STEPSTONE AMP OPPORTUNITIES FUND, L.P. - SERIES A; STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 1 2009; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 2 2012; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 2014; STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND, L.P.; STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.; STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS III, L.P.; STEPSTONE CGC OPPORTUNITIES I, L.P.; STEPSTONE EUROPEAN FUND SCS, SICAV-FIS - STEPSTONE CAPITAL PARTNERS III COMPARTMENT; STEPSTONE FERRO OPPORTUNITIES FUND, L.P.; STEPSTONE FSS OPPORTUNITIES FUND, L.P.; STEPSTONE H OPPORTUNITIES FUND, L.P.; STEPSTONE INTERNATIONAL INVESTORS II, L.P.; STEPSTONE INTERNATIONAL INVESTORS II-G, L.P.; STEPSTONE INTERNATIONAL INVESTORS III, L.P.; STEPSTONE INTERNATIONAL INVESTORS IV (DELAWARE), L.P.; STEPSTONE INTERNATIONAL INVESTORS IV (GUERNSEY), L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND, L.P.; STEPSTONE KF PRIVATE EQUITY FUND, L.P.; STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.; STEPSTONE MEXICO I SPC; STEPSTONE MEZZANINE PARTNERS (OFFSHORE) I-A L.P.; STEPSTONE MEZZANINE PARTNERS I-A L.P.; STEPSTONE NPS PE FUND, L.P.; STEPSTONE PA TAP FUND I, LP; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP; STEPSTONE PIONEER CAPITAL EUROPE I, L.P. INCORPORATED; STEPSTONE PIONEER CAPITAL EUROPE II, L.P.; STEPSTONE PIONEER CAPITAL III, L.P.; STEPSTONE PRIVATE EQUITY PARTNERS III CAYMAN HOLDINGS L.P.; STEPSTONE PRIVATE EQUITY PARTNERS III L.P.; STEPSTONE PRIVATE EQUITY PORTFOLIO L.P.; STEPSTONE RIVAS PRIVATE EQUITY FUND, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS SCSP; STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.; STEPSTONE SEDCO U.S. OPPORTUNITIES FUND, L.P.; STEPSTONE TACTICAL GROWTH FUND II, L.P.; STEPSTONE TACTICAL GROWTH FUND OFFSHORE HOLDINGS, L.P.; STEPSTONE TACTICAL GROWTH FUND, L.P.; STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - SERIES A; STEPSTONE XL OPPORTUNITIES FUND, L.P.; TERRACE INVESTMENT HOLDINGS, LLC; STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE K STRATEGIC OPPORTUNITIES FUND III, L.P.; STEPSTONE PRIVATE ACCESS PARTNERSHIP, L.P.; STEPSTONE JP OPPORTUNITIES FUND. L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND, L.P.; SILVERSTONE II, LLC - SERIES H; STEPSTONE NL OPPORTUNITIES FUND, LP; STEPSTONE TACTICAL GROWTH FUND II OFFSHORE HOLDINGS, L.P.; SILVERSTONE II, LLC - SERIES I; STEPSTONE AMP OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE NL OPPORTUNITIES FUND II, LP; STEPSTONE NPS PE FUND, L.P. - TRANCHE B; CAPITOL PRIVATE OPPORTUNITIES III LP; CAPITOL PRIVATE OPPORTUNITIES III (PARALLEL) LP; STEPSTONE BVK OPPORTUNITIES FUND SCSP; STEPSTONE CAPITAL PARTNERS IV, L.P.; STEPSTONE CAPITAL PARTNERS IV OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS IV EUROPE HOLDINGS SCSP; STEPSTONE ENDURANCE, L.P.; STEPSTONE JP OPPORTUNITIES FUND IA, L.P.; STEPSTONE KF PRIVATE EQUITY FUND II, L.P.; STEPSTONE XL OPPORTUNITIES FUND II-A, L.P.; STEPSTONE XL OPPORTUNITIES FUND II-B, L.P.; TERRACE INVESTMENT HOLDINGS SMF, LLC; STEPSTONE AP OPPORTUNITIES FUND, L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND II LP; CHINA OPPORTUNITIES ACCESS FEEDER LP; SILVERSTONE II, LLC - SERIES J; SILVERSTONE II, LLC - SERIES K (CLASS 1); SILVERSTONE II, LLC - SERIES K (CLASS 2); STEPSTONE P OPPORTUNITIES FUND, L.P.; SUNSTONE PE OPPORTUNITIES FUND LLC; STEPSTONE SECONDARY OPPORTUNITIES FUND IV, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND IV OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND IV EUROPE HOLDINGS SCSP; STEPSTONE WATERFALL AGREGGATOR, LLC; STEPSTONE E OPPORTUNITIES FUND, L.P.; STEPSTONE E OFFSHORE OPPORTUNITIES FUND, L.P.; STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND II, L.P.; SILVERSTONE IV, LLC - SERIES A; SILVERSTONE IV, LLC - SERIES B; SILVERSTONE IV, LLC - SERIES C; SILVERSTONE IV, LLC - SERIES D; SSOF IV OVERAGE SMA H, L.P.; SSOF IV OVERAGE SMA W, L.P.; STEPSTONE LMM OPPORTUNITIES FUND I, L.P.; STEPSTONE TS OPPORTUNITIES FUND, L.P.; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP - SERIES B; BRIDGE VILLAGE LIMITED; STEPSTONE NPS PE FUND II, L.P.; HEATHROW FOREST ASIA OPPORTUNITIES FUND, L.P.; STEPSTONE BV OPPORTUNITIES FUND, L.P.; SSOF IV OVERAGE SMA L, SCSP; STEPSTONE HCSCMPTEPP FUND, L.P.; STEPSTONE TACTICAL GROWTH FUND III, L.P.; STEPSTONE TACTICAL GROWTH FUND III OFFSHORE HOLDINGS, L.P.; STEPSTONE VMB SECONDARY OPPORTUNITIES FUND HOLDINGS SCSP; STEPSTONE NL OPPORTUNITIES FUND III, L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND IV, L.P.; STEPSTONE EAST TOWN STRATEGIC CAPITAL FUND, L.P.; SSG PENINSULA FUND, L.P.; STEPSTONE NPS PE FUND II, L.P. - TRANCHE C; SILVERSTONE PATTERN, LLC, SERIES A; SILVERSTONE PATTERN, LLC, SERIES B; SILVERSTONE IV, LLC - SERIES E;

SILVERSTONE BALFOUR, L.P.; STEPSTONE MEXICO I SPC - SERIES E; STEPSTONE TC OPPORTUNITIES FUND, L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND III (OFFSHORE), L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND III (ONSHORE), L.P.; STEPSTONE PI OPPORTUNITIES FUND, L.P.; ALTRIUM II ACCESS FEEDER, LP; STEPSTONE-CARLYLE ASIA PARTNERS GROWTH II ACCESS FUND, LP; STEPSTONE NL OPPORTUNITIES FUND IV, L.P.; STEPSTONE P OPPORTUNITIES FUND II, L.P.; STEPSTONE YELLOWCREEK FUND, L.P.; STEPSTONE BVK OPPORTUNITIES FUND II SCSP; STEPSTONE THUNDERBIRD OPPORTUNITIES FUND, LP; STEPSTONE EAST TOWN STRATEGIC CAPITAL FUND V, L.P.; SILVERSTONE IV, LLC - SERIES F; SILVERSTONE IV, LLC - SERIES H; SILVERSTONE IV, LLC - SERIES I; SILVERSTONE IV, LLC - SERIES J; SILVERSTONE IV, LLC - SERIES K; SILVERSTONE IV, LLC - SERIES L; SILVERSTONE IV, LLC - SERIES M; SILVERSTONE IV, LLC - SERIES N; SILVERSTONE PEBBLES IV, LLC; SILVERSTONE TREE FROG, L.P.; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES A; STEPSTONE FSS OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE CAPITAL PARTNERS V, L.P.; STEPSTONE CAPITAL PARTNERS V OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS V EUROPE HOLDINGS; SILVERSTONE VC HOLDINGS, LLC - SERIES A; HEATHROW FOREST VENTURE OPPORTUNITIES FUND, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND V, L.P; STEPSTONE SECONDARY OPPORTUNITIES FUND V OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND V EUROPE HOLDINGS, SCSP; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 2022; SSOF V OVERAGE SMA W, L.P.; SSOF V OVERAGE EUROPE SCSP; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES B; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES C; SILVERSTONE NOLAN, L.P.; SILVERSTONE NOLAN (ONSHORE), LLC; SILVERSTONE NOLAN AGGREGATOR, LLC; SILVERSTONE LADDER, L.P.; STEPSTONE PRIVATE MARKETS HORIZONS FUND, L.P.; STEPSTONE NL OPPORTUNITIES FUND V, L.P.; SILVERSTONE ERASMUS, LLC; CAPITOL PRIVATE OPPORTUNITIES IV LP; CAPITOL PRIVATE OPPORTUNITIES IV (PARALLEL) LP; SILVERSTONE VC HOLDINGS, LLC - SERIES B; STEPSTONE ACCELERATE DIVERSITY FUND, L.P.; STEPSTONE AP OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE HCSCMPTEPP FUND, L.P. - SERIES B; STEPSTONE FERWA FUND, LP; STEPSTONE ROSA SPECIAL FUND, L.P.; STEPSTONE ROSA MASTER FUND, L.P.; STEPSTONE OPPORTUNITIES VC NZ FUND, LP; STEPSTONE AP OPPORTUNITIES FUND, L.P. - SERIES C; STEPSTONE PEGASUS FUND, L.P.; STEPSTONE HCSCMPTEPP FUND, L.P. - SERIES C; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP - SERIES C; STEPSTONE BOULDER SECONDARY OPPORTUNITIES SMA OFFSHORE HOLDINGS L.P.; STEPSTONE PRIVATE EQUITY LP SECONDARY OPPORTUNITIES LTD; STEPSTONE CLIMATE FUND HOLDINGS LP; STEPSTONE CLIMATE FUND PARALLEL LP; SILVERSTONE PEBBLES V, LLC; STEPSTONE TACTICAL GROWTH FUND IV, L.P.; STEPSTONE TACTICAL GROWTH FUND IV OFFSHORE HOLDINGS, L.P.; STEPSTONE TATICAL GROWTH FUND IV EUROPE HOLDINGS, SCSP; SILVERSTONE KAHUNA, LLC; STEPSTONE HOLYROOD PRIVATE EQUITY OPPORTUNITIES FUND, L.P.; STEPSTONE OXFORD FUND I, L.P.; STEPSTONE OXFORD FUND I, L.P. - SERIES B; STEPSTONE OXFORD FUND I, L.P. - SERIES C; SSOF V OVERAGE OFFSHORE, L.P; STEPSTONE PF OPPORTUNITIES FUND (L), L.P.; SILVERSTONE COVE AGGREGATOR, L.P.; SILVERSTONE COVE OFFSHORE AGGREGATOR, L.P.; STEPSTONE KF INFRASTRUCTURE FUND, L.P.; STEPSTONE NPS INFRASTRUCTURE FUND, L.P.; STEPSTONE NLGI INFRASTRUCTURE OPPORTUNITIES FUND, LP; STEPSTONE SCORPIO INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE R CO-INVESTMENT PARTNERSHIP, L.P.; SUNSIRA INFRASTRUCTURE FUND, LLC; STEPSTONE KF INFRASTRUCTURE FUND II, L.P.; STEPSTONE C STRATEGIC CORE INFRASTRUCTURE PARTNERSHIP, L.P; STEPSTONE K INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE G INFRASTRUCTURE OPPORTUNITIES, LP; STEPSTONE NPS INFRASTRUCTURE FUND II, LP; STEPSTONE P INFRASTRUCTURE OPPORTUNITIES FUND, LP; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; SSG ME INFRASTRUCTURE OPPORTUNITIES FUND, L.P;, STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND II-G, L.P.; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND II-R, L.P.; STEPSTONE PHOENIX INFRASTRUCTURE DEBT OPPORTUNITIES FUND, L.P.; STEPSTONE PTS INFRASTRUCTURE SECONDARY OPPORTUNITIES FUND HOLDINGS, L.P.; STEPSTONE PHOENIX INFRASTRUCTURE EQUITY OPPORTUNITIES FUND, L.P.; STEPSTONE K INFRASTRUCTURE OPPORTUNITIES FUND II, L.P.; STEPSTONE P INFRASTRUCTURE OPPORTUNITIES FUND II, L.P.; TORANOMON INFRASTRUCTURE 1, L.P.; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022, L.P.; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022 EUROPE, SCSP; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022 PARALLEL, L.P.; STEPSTONE NZ INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND III, L.P.; LIBRA OPPORTUNITIES FUND, L.P; STEPSTONE TMAM INFRASTRUCTURE OPPORTUNITIES LIMITED; STEPSTONE ATS INFRASTRUCTURE MASTER, L.P.; STEPSTONE ONTARIO NATURAL RESOURCES OPPORTUNITIES FUND, L.P.; STEPSTONE HOLYROOD INFRASTRUCTURE OPPORTUNITIES FUND, L.P; STEPSTONE MINDEROO OPPORTUNITIES FUND LP; NFU MUTUAL GLOBAL INFRASTRUCTURE, L.P.; STEPSTONE IP INFRASTRUCTURE OPPORTUNITIES FUND, LP; SC Co-Investments Private Debt Fund LP; Swiss Capital Co-Investments Private Debt Offshore SP; SSG Mexico Private Debt Fund I SP;

SSG NLGI European Direct Lending SP; Swiss Capital Private Debt Feeder Fund I LP; Swiss Capital Private Debt Feeder Fund II LP; StepStone Opportunistic Lending Fund I LP; SSG Warehouse Aggregator Fund L.P; SSG Tilad Private Debt Fund LP; SSG PAT Private Debt Fund LP; SSG Credit Specialties Fund I LP; StepStone ADF Opportunities Fund LP; StepStone Amitim Infrastructure Opportunities Fund, L.P.; SC CWMAA Senior Corporate Lending LP; Senior Corporate Lending Enhanced I Fund LP; SSG ME Private Debt Fund LP; StepStone Senior Corporate Lending Fund II (Cayman) LP; StepStone Credit Opportunities Fund I - A LP; StepStone Senior Corporate Lending Fund III (Cayman) LP; Stepstone Private Debt Fund 2023 LP (Kyosai); SSG EF Opportunities Fund LP; StepStone Credit Opportunities Fund I (Cayman) LP; StepStone Credit Opportunities Fund II (Cayman) LP; SCL XL I Fund LP; SSG Enstar Private Credit Fund (Cayman) LP; SSG OAM Private Debt Fund LP; VG Co-Investments Private Debt Fund LP; StepStone Trade Finance Fund; LG Direct Lending; SC LV Private Debt Platform Fund; 3SC Pride Fund; SSG Valluga Fund; PR Private Debt Platform Fund; SSG GEN Credit Fund I; SSG GEN Credit Fund II; SSG GEN Credit Fund III; SSG SF Income Fund US; SSG BL Private Debt Fund (Church Limburg); SSG Enstar Private Debt Fund I; SSG Enstar Private Debt Fund II; SSG COV Private Debt Fund (Covestro); SSG VDA Private Debt Fund (Valida); SSG SCL III Fund; SSG SCL II Fund; SSG ABI Private Debt Fund (Airbus); SSG INTER Private Debt Fund; SSG KVBW Private Debt Fund; SSG EZVK Private Debt Fund; SSG ERK Private Debt Fund; SSG BI Private Debt Fund (Boehringer); SSG SI Private Debt Fund (Signal Iduna); LG Income Fund; SC LV Private Debt Fund; Agon Fund; Senior Corporate Lending Fund I; EuroPrima Fund; CWPS Global Infrastructure Fund; Senior Corporate Lending Europe Fund; PR Private Debt Fund; SSG SF Income Fund; StepStone BL Private Debt Fund (Church Limburg); StepStone Credit Opportunities Fund I; StepStone Credit Opportunities Fund II; StepStone Senior Corporate Lending Fund III; StepStone Senior Corporate Lending Fund III (Europe); StepStone PSY ENPAP Private Debt Fund; IMI Private Debt Fund; StepStone Senior Corporate Lending Fund II; VG Global Private Debt Fund I; VG US Private Debt Fund; AXA VORSORGE PRIVATE DEBT SCA SICAV-RAIF – PRIVATE DEBT VINTAGE 2022; VIG PRIVATE MARKETS FUND SCA SICAV-RAIF – VIG PRIVATE DEBT; VIG PRIVATE MARKETS FUND SCA SICAV-RAIF – VIG PRIVATE EQUITY; SWISS CAPITAL EUROPEAN PRIVATE DEBT FUNDS I - CO-INVEST EUROPEAN PRIVATE DEBT FUND; SWISS CAPITAL EUROPEAN PRIVATE DEBT FUNDS I - CO-INVESTMENT EUROPEAN TRADITIONAL SENIOR LENDING FUND (TSL); SC PRIVATE DEBT FUND III; HELVETIA EUROPEAN PRIVATE DEBT FUND; VG European Private Debt Funds – Co-Investment Private Debt Fund; SSG PRIVATE DEBT RATED NOTES I LP; SSG PRIVATE DEBT RATED NOTES II LP; HEATHROW FOREST PRIVATE DEBT FUND, L.P.; SSG PRIVATE CREDIT (US) GP LLC; EAF Complan II; StepStone (luxembourg) sca sicav – raif; stepstone (luxembourg) sca sicav-raif - StepStone Private Venture and Growth Fund; stepstone (luxembourg) sca sicav-raif - private Infrastructure fund; stepstone (Luxembourg) sca sicav – stepstone private markets; stepstone private markets feeder ltd.; STEPSTONE PRIVATE VENTURE AND GROWTH (AUSTRALIA) FUND; stepstone private Infrastructure (australia) fund; Swiss Capital Anlagestiftung I, Private Debt Allocator I; Swiss Capital Anlagestiftung I, Private Debt Allocator II; Swiss Capital Anlagestiftung I, Private Debt Allocator III; Swiss Capital Anlagestiftung I, Private Debt and Credit Hedge Funds Allocator IV; Swiss Capital Anlagestiftung I, Private Debt Allocator V; Swiss Capital Anlagestiftung I, Private Debt Allocator VI; Swiss Capital Anlagestiftung I, Private Debt Allocator VIII; Swiss Capital Anlagestiftung I, Private Debt Allocator IX; Swiss Capital Anlagestiftung I, Private Debt and Credit Hedge Funds Allocator XI; AND Swiss Capital Anlagestiftung I, Private Markets Allocator II.

277 Park Avenue, 44th Floor
New York, NY, 10172

All Communications, Notices and Orders to:

Ariel Goldblatt Chief Executive Officer StepStone Group Private Debt LLC 277 Park Avenue, 44th Floor New York, NY, 10172	Robert W. Long Chief Executive Officer StepStone Group Private Wealth LLC 128 S Tryon St., Suite 880 Charlotte, NC 28202

Copies to:

Richard Horowitz, Esq.

David Bartels, Esq.

Clay Douglas, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500

April 11, 2025

I. Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission to Conversus Stepstone Private Markets, et al., on July 21, 2020 (the “Prior Order”)2 that was granted pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, with the result that no person will continue to rely on the Prior Order if the Order is granted.

●	StepStone Private Credit Fund LLC (the “Existing BDC”), an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

●	StepStone Private Markets, a closed-end management investment company registered under the 1940 Act (“SPRIM”);

●	StepStone Private Venture and Growth Fund, a closed-end management investment company registered under the 1940 Act (“SPRING”);

●	StepStone Private Infrastructure Fund (“SPRIF”), a closed-end management investment company registered under the 1940 Act that operates as an interval fund;

●	StepStone Private Credit Income Fund (“CRDEX”), a closed-end management investment company registered under the 1940 Act that operates as an interval fund;

●	StepStone Private Credit Co-Investment Fund (“SPCCF”, together with the Existing BDC, SPRIM, SPRING, SPRIF, and CRDEX, the “Existing Regulated Funds”), a closed-end management investment company that intends to register under the 1940 Act and operate as a tender offer fund;

●	StepStone Group Private Debt LLC (“StepStone Private Debt”), a Delaware limited liability company which serves as the investment adviser to the Existing BDC and SPCCF and as sub-adviser to CRDEX, on behalf of itself and its successors[3];

●	StepStone Group Private Wealth LLC, a Delaware limited liability company that serves as the investment adviser to SPRIM, SPRING, SPRIF and CRDEX (“StepStone Private Wealth”), on behalf of itself and its successors;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Conversus StepStone Private Markets, et al. (File No. 812-15072), Release Nos. IC-33913 (June 25, 2020) (notice) and IC-33930 (July 21, 2020) (order).
[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

●	StepStone Group Real Assets LP, the sub-adviser to SPRIF (“StepStone Group Real Assets”), on behalf of itself and its successors;

●	StepStone Group Europe Alternative Investments Limited, the sub-adviser to the Existing BDC and SPCCF and sub-sub-adviser to CRDEX (“StepStone Group Europe”), on behalf of itself and its successors;

●	StepStone Group LP, the sub-adviser to SPRIM and SPRING (“StepStone Group”, together with StepStone Private Debt, StepStone Private Wealth, StepStone Group Real Assets and StepStone Group Europe, the “Existing Advisers”), on behalf of itself and its successors;

●	Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund; and

●	Certain existing investment vehicles (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or Rule 3a-7 thereunder (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers and the Existing Wholly-Owned Subsidiaries, the “Applicants”).[4]

[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[8]	“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Regulated Funds

The Existing Regulated Funds are externally-managed, non-diversified, closed-end management investment companies organized in Delaware. The Existing BDC has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. Each of SPRIM and SPRING is a closed-end management investment company registered under the 1940 Act. Each of SPRIF and CRDEX is a closed-end management investment company registered under the 1940 Act that operates as an interval fund pursuant to Rule 23c-3 of the 1940 Act. SPCCF is a closed-end management investment company that intends to register under the 1940 Act and operate as a tender offer fund. Each Existing Regulated Fund has qualified and elected (or intends to qualify and elect) to be treated as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to qualify as a RIC in the future.

The Existing BDC’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation primarily through debt investments in U.S. middle market companies. SPRIM’s investment objectives are to seek long-term capital appreciation and regular current income by investing in a broad cross section of private market assets. SPRING’s investment objective is to seek long-term capital appreciation by offering investors access to a venture capital and growth equity investment portfolio focused on the innovation economy. SPRIF’s investment objectives are to seek current income and long-term capital appreciation by offering investors access to a global investment portfolio of private infrastructure assets. CRDEX’s investment objectives are to seek to generate current income and, to a lesser extent, long-term capital appreciation, by investing in private credit and income-related investments. SPCCF’s investment objectives are to seek to generate current income and, to a lesser extent, long-term capital appreciation, by investing in private credit investments.

Each Existing Regulated Fund’s business and affairs are managed under the direction of a board of directors or a board of trustees, as applicable (the “Board”), a majority of whom are not “interested” persons of the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.10 Each Existing Regulated Fund’s Board has delegated daily management and investment authority to the relevant Existing Adviser(s).

B.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is an Adviser and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or relies on Rule 3a-7 under the 1940 Act.11 A complete list of the Existing Affiliated Funds is included on Schedule B hereto.

C.	The Existing Advisers

Each of StepStone Private Debt and StepStone Private Wealth is a limited liability company organized under the laws of the state of Delaware. Each of StepStone Group Real Assets and StepStone Group is a limited partnership organized under the laws of the state of Delaware. StepStone Group Europe is a private limited company organized under the laws of the Republic of Ireland. StepStone Private Debt serves as investment adviser to the Existing BDC and SPCCF and sub-adviser to CRDEX. StepStone Private Wealth serves as investment adviser to SPRIM, SPRING, SPRIF and CRDEX. StepStone Group Real Assets serves as the sub-adviser to SPRIF. StepStone Group Europe serves as the sub-adviser to the Existing BDC and SPCCF and sub-sub-adviser to CRDEX. StepStone Group serves as the sub-adviser to SPRIM and SPRING, and directly controls StepStone Private Wealth and StepStone Group Real Assets. StepStone Group is also under common control with StepStone Private Debt and StepStone Group Europe. Each Existing Adviser is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

[11]	In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this Application.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each under common control with StepStone Group and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2.  Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7.	Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing Co-Investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Ariel Goldblatt Chief Executive Officer StepStone Group Private Debt LLC 277 Park Avenue, 44th Floor New York, NY, 10172	Robert W. Long Chief Executive Officer StepStone Group Private Wealth LLC 128 S Tryon St., Suite 880 Charlotte, NC 28202

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Richard Horowitz, Esq.

David Bartels, Esq.

Clay Douglas, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

[22]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 11th day of April, 2025.

STEPSTONE PRIVATE CREDIT FUND LLC

By:	/s/ Ariel Goldblatt
	Name:	Ariel Goldblatt
	Title:	Authorized Signatory

By:	/s/ Joseph Cambareri
	Name:	Joseph Cambareri
	Title:	Authorized Signatory

STEPSTONE PRIVATE MARKETS

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

STEPSTONE PRIVATE VENTURE AND GROWTH FUND

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

STEPSTONE PRIVATE INFRASTRUCTURE FUND

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

STEPSTONE PRIVATE CREDIT INCOME FUND

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

StepStone Private Credit Co-Investment Fund

By:	/s/ Ariel Goldblatt
	Name:	Ariel Goldblatt
	Title:	Authorized Signatory
STEPSTONE GROUP PRIVATE DEBT LLC

By: StepStone Group Private Debt AG (f/k/a Swiss Capital Alternative Investments AG), its Sole Member

By:	/s/ Remo Kampf
	Name:	Remo Kampf
	Title:	Authorized Signatory

By:	/s/ Philipp Weibel
	Name:	Philipp Weibel
	Title:	Authorized Signatory

STEPSTONE GROUP PRIVATE WEALTH LLC

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

STEPSTONE GROUP REAL ASSETS LP

By: StepStone Group Real Assets Holdings LLC, its General Partner

By:	/s/ Andrew Bratt
	Name:	Andrew Bratt
	Title:	Authorized Signatory

StepStone Group Europe Alternative Investments Limited

By:	/s/ David Allen
	Name:	David Allen
	Title:	Authorized Signatory

STEPSTONE GROUP LP

By: StepStone Group Holdings LLC, its General Partner

By:	/s/ Andrew Bratt
	Name:	Andrew Bratt
	Title:	Authorized Signatory

LEXINGTON C/RE, LLC; SRE FREYJA INVESTCO, LP; STEPSTONE EUROPEAN FUND SCS, SICAV-FIS - STEPSTONE REAL ESTATE PARTNERS III COMPARTMENT; STEPSTONE REAL ESTATE PARTNERS III CAYMAN, LP; STEPSTONE REAL ESTATE PARTNERS III OFFSHORE, L.P.; STEPSTONE REAL ESTATE PARTNERS III TE, L.P.; STEPSTONE REAL ESTATE PARTNERS III, L.P.; STEPSTONE REAL ESTATE PARTNERS III OFFSHORE FEEDER, LP; SRE PRESERVATION INVESTCO, LP; SRE COLT OPCO INVESTCO, LP; SREP III COLT DEVCO CO-INVESTOR FEEDER, LP; SRE CARE INVESTCO, LP; SUNSTONE REAL ESTATE, LP; STEPSTONE REAL ESTATE PARTNERS III I OPPORTUNITIES FUND, LP; SRE PEACH INVESTCO, LP; STEPSTONE K REAL ESTATE CO-INVESTMENT FUND, LP; STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND, LP; STEPSTONE REAL ESTATE PARTNERS IV, LP; STEPSTONE REAL ESTATE PARTNERS IV PARALLEL, LP; STEPSTONE REAL ESTATE PARTNERS IV EUROPE SCS; REAL ESTATE INTERNATIONAL PARTNERSHIP FUND, I, LP; REAL ESTATE DOMESTIC PARTNERSHIP FUND I, L.P.; REAL ESTATE GLOBAL PARTNERSHIP FUND II, LP; SRE IV SPARK INVESTCO, LP; SRE III BOXER INVESTCO, LP; SRE III/IV WIZARD INVESTCO, LP; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS, LP; SRE CARE PROPCO UPSIZE - INVESTCO, LP; SSG ME REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE HB REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE HB OPPORTUNITIES FUND II, L.P.; STEPSTONE BVK REAL ESTATE OPPORTUNITIES FUND SCSP; HEATHROW FOREST REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND II, LP; STEPSTONE K REAL ESTATE CO-INVESTMENT FUND II, LP; NFU MUTUAL GLOBAL REAL ESTATE, L.P.; STEPSTONE T REAL ESTATE OPPORTUNITIES FUND, L.P.; OSOOL EUROPEAN REAL ESTATE SP; SRE IV IGNITE INVESTCO, LP; SRE IV IGNITE INVESTCO (CIV), LP; JUNIVERSITAS REAL ESTATE DIVERSIFIED FUND SS (USD), L.P.; SIDF ACTIVE 1 LP; OSOOL EUROPEAN REAL ESTATE AIV LP; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS II, LP - CLASS A; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS II, LP - CLASS B; STEPSTONE REAL ESTATE INSURANCE FUND SERIES OF THE SALI MULTI-SERIES FUND, L.P.; G1 SRE SMA CAYMAN LP; ARTISTIC STEPS SMA LLC; SREP IV ACRE INVESTCO (CIV) LP; SREP V ALPHA EMERALD FEEDER, LP; SREP V ALPHA INVESTCO (CIV), LP; SRE SOLARIS INVESTCO, LP; STEPSTONE REAL ESTATE PARTNERS V, LP; STEPSTONE REAL ESTATE PARTNERS V 892, LP; STEPSTONE REAL ESTATE PARTNERS V QFP, LP; STEPSTONE REAL ESTATE PARTNERS V EUROPE SCS; 2007 CO-INVESTMENT PORTFOLIO, L.P.; ASIA REALTY ACCESS FEEDER LP; CAPITOL PRIVATE OPPORTUNITIES II (PARALLEL), L.P.; CAPITOL PRIVATE OPPORTUNITIES II, L.P.; CGR/PE, LLC; CVC CREDIT PARTNERS SPECIAL OPPORTUNITIES ACCESS FEEDER; ENERGY SELECT ACCESS FEEDER LP; EUROPE ENTERPRISE II OFFSHORE L.P.; EUROPE ENTERPRISE II ONSHORE L.P.; MEZZANINE CO-INVESTMENT PORTFOLIO L.P.; NYSCRF PIONEER PARTNERSHIP FUND B, L.P.; PEGASUS MULTI-STRATEGY SERIES (A) LP; REAL ESTATE DEVELOPMENT OPPORTUNITIES ACCESS FEEDER LP; SILVERSTONE II, LLC - SERIES C; SILVERSTONE II, LLC - SERIES E; SILVERSTONE II, LLC - SERIES G; STEPSTONE A OPPORTUNITIES FUND, L.P.; STEPSTONE A REAL ESTATE CO-INVESTMENT PARTNERSHIP, L.P.; STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES A; STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES B; STEPSTONE AMP OPPORTUNITIES FUND, L.P. - SERIES A; STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 1 2009; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 2 2012; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 2014; STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND, L.P.; STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.; STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS III, L.P.; STEPSTONE CGC OPPORTUNITIES I, L.P.; STEPSTONE EUROPEAN FUND SCS, SICAV-FIS - STEPSTONE CAPITAL PARTNERS III COMPARTMENT; STEPSTONE FERRO OPPORTUNITIES FUND, L.P.; STEPSTONE FSS OPPORTUNITIES FUND, L.P.; STEPSTONE H OPPORTUNITIES FUND, L.P.; STEPSTONE INTERNATIONAL INVESTORS II, L.P.; STEPSTONE INTERNATIONAL INVESTORS II-G, L.P.; STEPSTONE INTERNATIONAL INVESTORS III, L.P.; STEPSTONE INTERNATIONAL INVESTORS IV (DELAWARE), L.P.; STEPSTONE INTERNATIONAL INVESTORS IV (GUERNSEY), L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND, L.P.; STEPSTONE KF PRIVATE EQUITY FUND, L.P.; STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.; STEPSTONE MEXICO I SPC; STEPSTONE MEZZANINE PARTNERS (OFFSHORE) I-A L.P.; STEPSTONE MEZZANINE PARTNERS I-A L.P.; STEPSTONE NPS PE FUND, L.P.; STEPSTONE PA TAP FUND I, LP; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP; STEPSTONE PIONEER CAPITAL EUROPE I, L.P. INCORPORATED; STEPSTONE PIONEER CAPITAL EUROPE II, L.P.; STEPSTONE PIONEER CAPITAL III, L.P.; STEPSTONE PRIVATE EQUITY PARTNERS III CAYMAN HOLDINGS L.P.; STEPSTONE PRIVATE EQUITY PARTNERS III L.P.; STEPSTONE PRIVATE EQUITY PORTFOLIO L.P.; STEPSTONE RIVAS PRIVATE EQUITY FUND, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS SCSP; STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.; STEPSTONE SEDCO U.S. OPPORTUNITIES FUND, L.P.; STEPSTONE TACTICAL GROWTH FUND II, L.P.; STEPSTONE TACTICAL GROWTH FUND OFFSHORE HOLDINGS, L.P.; STEPSTONE TACTICAL GROWTH FUND, L.P.; STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - SERIES A; STEPSTONE XL OPPORTUNITIES FUND, L.P.; TERRACE INVESTMENT HOLDINGS, LLC; STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE K STRATEGIC OPPORTUNITIES FUND III, L.P.; STEPSTONE PRIVATE ACCESS PARTNERSHIP, L.P.; STEPSTONE JP OPPORTUNITIES FUND. L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND, L.P.; SILVERSTONE II, LLC - SERIES H; STEPSTONE NL OPPORTUNITIES FUND, LP; STEPSTONE TACTICAL GROWTH FUND II OFFSHORE HOLDINGS, L.P.; SILVERSTONE II, LLC - SERIES I; STEPSTONE AMP OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE NL OPPORTUNITIES FUND II, LP; STEPSTONE NPS PE FUND, L.P. - TRANCHE B; CAPITOL PRIVATE OPPORTUNITIES III LP; CAPITOL PRIVATE OPPORTUNITIES III (PARALLEL) LP; STEPSTONE BVK OPPORTUNITIES FUND SCSP; STEPSTONE CAPITAL PARTNERS IV, L.P.;

STEPSTONE CAPITAL PARTNERS IV OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS IV EUROPE HOLDINGS SCSP; STEPSTONE ENDURANCE, L.P.; STEPSTONE JP OPPORTUNITIES FUND IA, L.P.; STEPSTONE KF PRIVATE EQUITY FUND II, L.P.; STEPSTONE XL OPPORTUNITIES FUND II-A, L.P.; STEPSTONE XL OPPORTUNITIES FUND II-B, L.P.; TERRACE INVESTMENT HOLDINGS SMF, LLC; STEPSTONE AP OPPORTUNITIES FUND, L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND II LP; CHINA OPPORTUNITIES ACCESS FEEDER LP; SILVERSTONE II, LLC - SERIES J; SILVERSTONE II, LLC - SERIES K (CLASS 1); SILVERSTONE II, LLC - SERIES K (CLASS 2); STEPSTONE P OPPORTUNITIES FUND, L.P.; SUNSTONE PE OPPORTUNITIES FUND LLC; STEPSTONE SECONDARY OPPORTUNITIES FUND IV, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND IV OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND IV EUROPE HOLDINGS SCSP; STEPSTONE WATERFALL AGREGGATOR, LLC; STEPSTONE E OPPORTUNITIES FUND, L.P.; STEPSTONE E OFFSHORE OPPORTUNITIES FUND, L.P.; STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND II, L.P.; SILVERSTONE IV, LLC - SERIES A; SILVERSTONE IV, LLC - SERIES B; SILVERSTONE IV, LLC - SERIES C; SILVERSTONE IV, LLC - SERIES D; SSOF IV OVERAGE SMA H, L.P.; SSOF IV OVERAGE SMA W, L.P.; STEPSTONE LMM OPPORTUNITIES FUND I, L.P.; STEPSTONE TS OPPORTUNITIES FUND, L.P.; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP - SERIES B; BRIDGE VILLAGE LIMITED; STEPSTONE NPS PE FUND II, L.P.; HEATHROW FOREST ASIA OPPORTUNITIES FUND, L.P.; STEPSTONE BV OPPORTUNITIES FUND, L.P.; SSOF IV OVERAGE SMA L, SCSP; STEPSTONE HCSCMPTEPP FUND, L.P.; STEPSTONE TACTICAL GROWTH FUND III, L.P.; STEPSTONE TACTICAL GROWTH FUND III OFFSHORE HOLDINGS, L.P.; STEPSTONE VMB SECONDARY OPPORTUNITIES FUND HOLDINGS SCSP; STEPSTONE NL OPPORTUNITIES FUND III, L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND IV, L.P.; STEPSTONE EAST TOWN STRATEGIC CAPITAL FUND, L.P.; SSG PENINSULA FUND, L.P.; STEPSTONE NPS PE FUND II, L.P. - TRANCHE C; SILVERSTONE PATTERN, LLC, SERIES A; SILVERSTONE PATTERN, LLC, SERIES B; SILVERSTONE IV, LLC - SERIES E; SILVERSTONE BALFOUR, L.P.; STEPSTONE MEXICO I SPC - SERIES E; STEPSTONE TC OPPORTUNITIES FUND, L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND III (OFFSHORE), L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND III (ONSHORE), L.P.; STEPSTONE PI OPPORTUNITIES FUND, L.P.; ALTRIUM II ACCESS FEEDER, LP; STEPSTONE-CARLYLE ASIA PARTNERS GROWTH II ACCESS FUND, LP; STEPSTONE NL OPPORTUNITIES FUND IV, L.P.; STEPSTONE P OPPORTUNITIES FUND II, L.P.; STEPSTONE YELLOWCREEK FUND, L.P.; STEPSTONE BVK OPPORTUNITIES FUND II SCSP; STEPSTONE THUNDERBIRD OPPORTUNITIES FUND, LP; STEPSTONE EAST TOWN STRATEGIC CAPITAL FUND V, L.P.; SILVERSTONE IV, LLC - SERIES F; SILVERSTONE IV, LLC - SERIES H; SILVERSTONE IV, LLC - SERIES I; SILVERSTONE IV, LLC - SERIES J; SILVERSTONE IV, LLC - SERIES K; SILVERSTONE IV, LLC - SERIES L; SILVERSTONE IV, LLC - SERIES M; SILVERSTONE IV, LLC - SERIES N; SILVERSTONE PEBBLES IV, LLC; SILVERSTONE TREE FROG, L.P.; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES A; STEPSTONE FSS OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE CAPITAL PARTNERS V, L.P.; STEPSTONE CAPITAL PARTNERS V OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS V EUROPE HOLDINGS; SILVERSTONE VC HOLDINGS, LLC - SERIES A; HEATHROW FOREST VENTURE OPPORTUNITIES FUND, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND V, L.P; STEPSTONE SECONDARY OPPORTUNITIES FUND V OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND V EUROPE HOLDINGS, SCSP; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 2022; SSOF V OVERAGE SMA W, L.P.; SSOF V OVERAGE EUROPE SCSP; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES B; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES C; SILVERSTONE NOLAN, L.P.; SILVERSTONE NOLAN (ONSHORE), LLC; SILVERSTONE NOLAN AGGREGATOR, LLC; SILVERSTONE LADDER, L.P.; STEPSTONE PRIVATE MARKETS HORIZONS FUND, L.P.; STEPSTONE NL OPPORTUNITIES FUND V, L.P.; SILVERSTONE ERASMUS, LLC; CAPITOL PRIVATE OPPORTUNITIES IV LP; CAPITOL PRIVATE OPPORTUNITIES IV (PARALLEL) LP; SILVERSTONE VC HOLDINGS, LLC - SERIES B; STEPSTONE ACCELERATE DIVERSITY FUND, L.P.; STEPSTONE AP OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE HCSCMPTEPP FUND, L.P. - SERIES B; STEPSTONE FERWA FUND, LP; STEPSTONE ROSA SPECIAL FUND, L.P.; STEPSTONE ROSA MASTER FUND, L.P.; STEPSTONE OPPORTUNITIES VC NZ FUND, LP; STEPSTONE AP OPPORTUNITIES FUND, L.P. - SERIES C; STEPSTONE PEGASUS FUND, L.P.; STEPSTONE HCSCMPTEPP FUND, L.P. - SERIES C; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP - SERIES C; STEPSTONE BOULDER SECONDARY OPPORTUNITIES SMA OFFSHORE HOLDINGS L.P.; STEPSTONE PRIVATE EQUITY LP SECONDARY OPPORTUNITIES LTD; STEPSTONE CLIMATE FUND HOLDINGS LP; STEPSTONE CLIMATE FUND PARALLEL LP; SILVERSTONE PEBBLES V, LLC; STEPSTONE TACTICAL GROWTH FUND IV, L.P.; STEPSTONE TACTICAL GROWTH FUND IV OFFSHORE HOLDINGS, L.P.; STEPSTONE TATICAL GROWTH FUND IV EUROPE HOLDINGS, SCSP; SILVERSTONE KAHUNA, LLC; STEPSTONE HOLYROOD PRIVATE EQUITY OPPORTUNITIES FUND, L.P.; STEPSTONE OXFORD FUND I, L.P.; STEPSTONE OXFORD FUND I, L.P. - SERIES B; STEPSTONE OXFORD FUND I, L.P. - SERIES C; SSOF V OVERAGE OFFSHORE, L.P; STEPSTONE PF OPPORTUNITIES FUND (L), L.P.; SILVERSTONE COVE AGGREGATOR, L.P.; SILVERSTONE COVE OFFSHORE AGGREGATOR, L.P.; STEPSTONE KF INFRASTRUCTURE FUND, L.P.; STEPSTONE NPS INFRASTRUCTURE FUND, L.P.; STEPSTONE NLGI INFRASTRUCTURE OPPORTUNITIES FUND, LP; STEPSTONE SCORPIO INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE R CO-INVESTMENT PARTNERSHIP, L.P.; SUNSIRA INFRASTRUCTURE FUND, LLC; STEPSTONE KF INFRASTRUCTURE FUND II, L.P.; STEPSTONE C STRATEGIC CORE INFRASTRUCTURE PARTNERSHIP, L.P;

STEPSTONE K INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE G INFRASTRUCTURE OPPORTUNITIES, LP; STEPSTONE NPS INFRASTRUCTURE FUND II, LP; STEPSTONE P INFRASTRUCTURE OPPORTUNITIES FUND, LP; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; SSG ME INFRASTRUCTURE OPPORTUNITIES FUND, L.P;, STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND II-G, L.P.; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND II-R, L.P.; STEPSTONE PHOENIX INFRASTRUCTURE DEBT OPPORTUNITIES FUND, L.P.; STEPSTONE PTS INFRASTRUCTURE SECONDARY OPPORTUNITIES FUND HOLDINGS, L.P.; STEPSTONE PHOENIX INFRASTRUCTURE EQUITY OPPORTUNITIES FUND, L.P.; STEPSTONE K INFRASTRUCTURE OPPORTUNITIES FUND II, L.P.; STEPSTONE P INFRASTRUCTURE OPPORTUNITIES FUND II, L.P.; TORANOMON INFRASTRUCTURE 1, L.P.; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022, L.P.; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022 EUROPE, SCSP; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022 PARALLEL, L.P.; STEPSTONE NZ INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND III, L.P.; LIBRA OPPORTUNITIES FUND, L.P; STEPSTONE TMAM INFRASTRUCTURE OPPORTUNITIES LIMITED; STEPSTONE ATS INFRASTRUCTURE MASTER, L.P.; STEPSTONE ONTARIO NATURAL RESOURCES OPPORTUNITIES FUND, L.P.; STEPSTONE HOLYROOD INFRASTRUCTURE OPPORTUNITIES FUND, L.P; STEPSTONE MINDEROO OPPORTUNITIES FUND LP; NFU MUTUAL GLOBAL INFRASTRUCTURE, L.P.; STEPSTONE IP INFRASTRUCTURE OPPORTUNITIES FUND, LP; STEPSTONE (LUXEMBOURG) SCA SICAV – RAIF; STEPSTONE (LUXEMBOURG) SCA SICAV-RAIF – STEPSTONE PRIVATE VENTURE AND GROWTH FUND; STEPSTONE (LUXEMBOURG) SCA SICAV-RAIF - PRIVATE INFRASTRUCTURE FUND; STEPSTONE (LUXEMBOURG) SCA SICAV – STEPSTONE PRIVATE MARKETS; STEPSTONE PRIVATE MARKETS FEEDER LTD.; STEPSTONE PRIVATE VENTURE AND GROWTH (AUSTRALIA) FUND; STEPSTONE PRIVATE INFRASTRUCTURE (AUSTRALIA) FUND

By:	/s/ Jennifer Ishiguro
Name:	Jennifer Ishiguro
Title:	Authorized Person

SC CO-INVESTMENTS PRIVATE DEBT FUND LP; SWISS CAPITAL CO-INVESTMENTS PRIVATE DEBT OFFSHORE SP; SSG MEXICO PRIVATE DEBT FUND I SP; SSG NLGI EUROPEAN DIRECT LENDING SP; SWISS CAPITAL PRIVATE DEBT FEEDER FUND I LP; SWISS CAPITAL PRIVATE DEBT FEEDER FUND II LP; STEPSTONE OPPORTUNISTIC LENDING FUND I LP; SSG WAREHOUSE AGGREGATOR FUND L.P; SSG TILAD PRIVATE DEBT FUND LP; SSG PAT PRIVATE DEBT FUND LP; SSG CREDIT SPECIALTIES FUND I LP; STEPSTONE ADF OPPORTUNITIES FUND LP; StepStone Amitim Infrastructure Opportunities Fund, L.P.; SC CWMAA SENIOR CORPORATE LENDING LP; SENIOR CORPORATE LENDING ENHANCED I FUND LP; SSG ME PRIVATE DEBT FUND LP; STEPSTONE SENIOR CORPORATE LENDING FUND II (CAYMAN) LP; STEPSTONE CREDIT OPPORTUNITIES FUND I - A LP; STEPSTONE SENIOR CORPORATE LENDING FUND III (CAYMAN) LP; STEPSTONE PRIVATE DEBT FUND 2023 LP (KYOSAI); SSG EF OPPORTUNITIES FUND LP; STEPSTONE CREDIT OPPORTUNITIES FUND I (CAYMAN) LP; STEPSTONE CREDIT OPPORTUNITIES FUND II (CAYMAN) LP; SCL XL I FUND LP; SSG ENSTAR PRIVATE CREDIT FUND (CAYMAN) LP; SSG OAM PRIVATE DEBT FUND LP; VG CO-INVESTMENTS PRIVATE DEBT FUND LP; STEPSTONE TRADE FINANCE FUND; LG DIRECT LENDING; SC LV PRIVATE DEBT PLATFORM FUND; 3SC PRIDE FUND; SSG VALLUGA FUND; PR PRIVATE DEBT PLATFORM FUND; SSG GEN CREDIT FUND I; SSG GEN CREDIT FUND II; SSG GEN CREDIT FUND III; SSG SF INCOME FUND US; SSG BL PRIVATE DEBT FUND (CHURCH LIMBURG); SSG ENSTAR PRIVATE DEBT FUND I; SSG ENSTAR PRIVATE DEBT FUND II; SSG COV PRIVATE DEBT FUND (COVESTRO); SSG VDA PRIVATE DEBT FUND (VALIDA); SSG SCL III FUND; SSG SCL II FUND; SSG ABI PRIVATE DEBT FUND (AIRBUS); SSG INTER PRIVATE DEBT FUND; SSG KVBW PRIVATE DEBT FUND; SSG EZVK PRIVATE DEBT FUND; SSG ERK PRIVATE DEBT FUND; SSG BI PRIVATE DEBT FUND (BOEHRINGER); SSG SI PRIVATE DEBT FUND (SIGNAL IDUNA); LG INCOME FUND; SC LV PRIVATE DEBT FUND; AGON FUND; SENIOR CORPORATE LENDING FUND I; EUROPRIMA FUND; CWPS GLOBAL INFRASTRUCTURE FUND; SENIOR CORPORATE LENDING EUROPE FUND; PR PRIVATE DEBT FUND; SSG SF INCOME FUND; STEPSTONE BL PRIVATE DEBT FUND (CHURCH LIMBURG); STEPSTONE CREDIT OPPORTUNITIES FUND I; STEPSTONE CREDIT OPPORTUNITIES FUND II; STEPSTONE SENIOR CORPORATE LENDING FUND III; STEPSTONE SENIOR CORPORATE LENDING FUND III (EUROPE); STEPSTONE PSY ENPAP PRIVATE DEBT FUND; IMI PRIVATE DEBT FUND; STEPSTONE SENIOR CORPORATE LENDING FUND II; VG GLOBAL PRIVATE DEBT FUND I; VG US PRIVATE DEBT FUND; AXA VORSORGE PRIVATE DEBT SCA SICAV-RAIF – PRIVATE DEBT VINTAGE 2022; VIG PRIVATE MARKETS FUND SCA SICAV-RAIF – VIG PRIVATE DEBT; VIG PRIVATE MARKETS FUND SCA SICAV-RAIF – VIG PRIVATE EQUITY; SWISS CAPITAL EUROPEAN PRIVATE DEBT FUNDS I - CO-INVEST EUROPEAN PRIVATE DEBT FUND; SWISS CAPITAL EUROPEAN PRIVATE DEBT FUNDS I - CO-INVESTMENT EUROPEAN TRADITIONAL SENIOR LENDING FUND (TSL); SC PRIVATE DEBT FUND III; HELVETIA EUROPEAN PRIVATE DEBT FUND; VG EUROPEAN PRIVATE DEBT FUNDS – CO-INVESTMENT PRIVATE DEBT FUND; SSG PRIVATE DEBT RATED NOTES I LP; SSG PRIVATE DEBT RATED NOTES II LP; HEATHROW FOREST PRIVATE DEBT FUND, L.P.; SSG PRIVATE CREDIT (US) GP LLC; EAF COMPLAN II

By:	/s/ David Allen
Name:	David Allen
Title:	Authorized Person

SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR I; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR II; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR III; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT AND CREDIT HEDGE FUNDS ALLOCATOR IV; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR V; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR VI; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR VIII; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR IX; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT AND CREDIT HEDGE FUNDS ALLOCATOR XI; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE MARKETS ALLOCATOR II

By:	/s/ Remo Kampf
	Name:	Remo Kampf
	Title:	Authorized Signatory

Schedule A

Existing Wholly-Owned Subsidiaries

Existing Wholly-Owned Subsidiaries of StepStone Private Credit Fund LLC

1.	SPV Facility I LLC
2.	StepStone Great Lakes SPV Facility II LLC
3.	Stepstone SPV Facility III LLC
4.	StepStone CLO 2024-I LLC
5.	StepStone CLO 2025-I LLC
6.	StepStone SPV Facility IV Intermediate Holdco LLC
7.	Stepstone SPV Facility IV LLC

Existing Wholly-Owned Subsidiaries of StepStone Private Markets

1.	SPRIM LLC
2.	SPRIM Cayman LLC
3.	SPRIM Cayman II LLC
4.	SPRIM Cayman III LLC
5.	SPRIM Blue Jay Investco ULC

Existing Wholly-Owned Subsidiaries of StepStone Private Venture and Growth Fund

1.	SPRING I LLC
2.	SPRING Cayman LLC
3.	SPRING Cayman II LLC

Existing Wholly-Owned Subsidiaries of StepStone Private Infrastructure Fund

1.	STRUCTURE LLC, STRUCTURE Cayman LLC
2.	STRUCTURE Cayman II LLC
3.	STRUCTURE Cayman III LLC
4.	STRUCTURE Cayman IV LLC

Existing Wholly-Owned Subsidiaries of StepStone Private Credit Income Fund

1.	CRDEX LLC

Schedule B

Existing Affiliated Funds

1.	LEXINGTON C/RE, LLC

2.	SRE FREYJA INVESTCO, LP

3.	STEPSTONE EUROPEAN FUND SCS, SICAV-FIS - STEPSTONE REAL ESTATE PARTNERS III COMPARTMENT

4.	STEPSTONE REAL ESTATE PARTNERS III CAYMAN, LP

5.	STEPSTONE REAL ESTATE PARTNERS III OFFSHORE, L.P.

6.	STEPSTONE REAL ESTATE PARTNERS III TE, L.P.

7.	STEPSTONE REAL ESTATE PARTNERS III, L.P.

8.	STEPSTONE REAL ESTATE PARTNERS III OFFSHORE FEEDER, LP

9.	SRE PRESERVATION INVESTCO, LP

10.	SRE COLT OPCO INVESTCO, LP

11.	SREP III COLT DEVCO CO-INVESTOR FEEDER, LP

12.	SRE CARE INVESTCO, LP

13.	SUNSTONE REAL ESTATE, LP

14.	STEPSTONE REAL ESTATE PARTNERS III I OPPORTUNITIES FUND, LP

15.	SRE PEACH INVESTCO, LP

16.	STEPSTONE K REAL ESTATE CO-INVESTMENT FUND, LP

17.	STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND, LP

18.	STEPSTONE REAL ESTATE PARTNERS IV, LP

19.	Stepstone Real Estate Partners IV Parallel, LP

20.	StepStone Real Estate Partners IV Europe SCS

21.	Real Estate International Partnership Fund, I, LP

22.	Real Estate Domestic Partnership Fund I, L.P.

23.	Real Estate Global Partnership Fund II, LP

24.	SRE IV Spark Investco, LP

25.	SRE III Boxer Investco, LP

26.	SRE III/IV Wizard Investco, LP

27.	StepStone Real Estate Europe Co-Investments Holdings, LP

28.	SRE Care PropCo Upsize - Investco, LP

29.	SSG ME Real Estate Opportunities Fund, L.P.

30.	StepStone HB Real Estate Opportunities Fund, L.P.

31.	StepStone HB Opportunities Fund II, L.P.

32.	STEPSTONE BVK REAL ESTATE OPPORTUNITIES FUND SCSp

33.	Heathrow Forest Real Estate Opportunities Fund, L.P.

34.	STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND II, LP

35.	STEPSTONE K REAL ESTATE CO-INVESTMENT FUND II , LP

36.	NFU Mutual Global Real Estate, L.P.

37.	StepStone T Real Estate Opportunities Fund, L.P.

38.	Osool European Real Estate SP

39.	SRE IV Ignite Investco, LP

40.	SRE IV Ignite Investco (CIV), LP

41.	Juniversitas Real Estate Diversified Fund SS (USD), L.P.

42.	SIDF Active 1 LP

43.	Osool European Real Estate AIV LP

44.	StepStone Real Estate Europe Co-Investments Holdings II, LP - Class A

45.	StepStone Real Estate Europe Co-Investments Holdings II, LP - Class B

46.	StepStone Real Estate Insurance Fund Series of the SALI Multi-Series Fund, L.P.

47.	G1 SRE SMA Cayman LP

48.	Artistic Steps SMA LLC

49.	SREP IV ACRE Investco (CIV) LP

50.	SREP V Alpha Emerald Feeder, LP

51.	SREP V Alpha Investco (CIV), LP

52.	SRE Solaris Investco, LP

53.	StepStone Real Estate Partners V, LP

54.	StepStone Real Estate Partners V 892, LP

55.	StepStone Real Estate Partners V QFP, LP

56.	StepStone Real Estate Partners V Europe SCS

57.	2007 CO-INVESTMENT PORTFOLIO, L.P.

58.	ASIA REALTY ACCESS FEEDER LP

59.	CAPITOL PRIVATE OPPORTUNITIES II (PARALLEL), L.P.

60.	CAPITOL PRIVATE OPPORTUNITIES II, L.P.

61.	CGR/PE, LLC

62.	CVC CREDIT PARTNERS SPECIAL OPPORTUNITIES ACCESS FEEDER

63.	ENERGY SELECT ACCESS FEEDER LP

64.	EUROPE ENTERPRISE II OFFSHORE L.P.

65.	EUROPE ENTERPRISE II ONSHORE L.P.

66.	MEZZANINE CO-INVESTMENT PORTFOLIO L.P.

67.	NYSCRF PIONEER PARTNERSHIP FUND B, L.P.

68.	PEGASUS MULTI-STRATEGY SERIES (A) LP

69.	REAL ESTATE DEVELOPMENT OPPORTUNITIES ACCESS FEEDER LP

70.	SILVERSTONE II, LLC - SERIES C

71.	SILVERSTONE II, LLC - SERIES E

72.	SILVERSTONE II, LLC - SERIES G

73.	STEPSTONE A OPPORTUNITIES FUND, L.P.

74.	STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES A

75.	STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES B

76.	STEPSTONE AMP OPPORTUNITIES FUND, L.P. - Series A

77.	STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011

78.	STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 1 2009

79.	STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 2 2012

80.	STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 2014

81.	STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND, L.P.

82.	STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.

83.	STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.

84.	STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.

85.	STEPSTONE CAPITAL PARTNERS III, L.P.

86.	STEPSTONE CGC OPPORTUNITIES I, L.P.

87.	STEPSTONE EUROPEAN FUND SCS, SICAV-FIS - STEPSTONE CAPITAL PARTNERS III COMPARTMENT

88.	STEPSTONE FERRO OPPORTUNITIES FUND, L.P.

89.	STEPSTONE FSS OPPORTUNITIES FUND, L.P.

90.	STEPSTONE H OPPORTUNITIES FUND, L.P.

91.	STEPSTONE INTERNATIONAL INVESTORS II, L.P.

92.	STEPSTONE INTERNATIONAL INVESTORS II-G, L.P.

93.	STEPSTONE INTERNATIONAL INVESTORS III, L.P.

94.	STEPSTONE INTERNATIONAL INVESTORS IV (DELAWARE), L.P.

95.	STEPSTONE INTERNATIONAL INVESTORS IV (GUERNSEY), L.P.

96.	STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.

97.	STEPSTONE K STRATEGIC OPPORTUNITIES FUND, L.P.

98.	STEPSTONE KF PRIVATE EQUITY FUND, L.P.

99.	STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.

100.	STEPSTONE MEXICO I SPC

101.	STEPSTONE MEZZANINE PARTNERS (OFFSHORE) I-A L.P.

102.	STEPSTONE MEZZANINE PARTNERS I-A L.P.

103.	STEPSTONE NPS PE FUND, L.P.

104.	STEPSTONE PA TAP FUND I, LP

105.	STEPSTONE PHOENIX OPPORTUNITIES FUND, LP

106.	STEPSTONE PIONEER CAPITAL EUROPE I, L.P. INCORPORATED

107.	STEPSTONE PIONEER CAPITAL EUROPE II, L.P.

108.	STEPSTONE PIONEER CAPITAL III, L.P.

109.	STEPSTONE PRIVATE EQUITY PARTNERS III CAYMAN HOLDINGS L.P.

110.	STEPSTONE PRIVATE EQUITY PARTNERS III L.P.

111.	STEPSTONE PRIVATE EQUITY PORTFOLIO L.P.

112.	STEPSTONE RIVAS PRIVATE EQUITY FUND, L.P.

113.	STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.

114.	STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.

115.	STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS SCSP

116.	STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.

117.	STEPSTONE SEDCO U.S. OPPORTUNITIES FUND, L.P.

118.	STEPSTONE TACTICAL GROWTH FUND II, L.P.

119.	STEPSTONE TACTICAL GROWTH FUND OFFSHORE HOLDINGS, L.P.

120.	STEPSTONE TACTICAL GROWTH FUND, L.P.

121.	STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - Series A

122.	STEPSTONE XL OPPORTUNITIES FUND, L.P.

123.	TERRACE INVESTMENT HOLDINGS, LLC

124.	STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - Series B

125.	STEPSTONE K STRATEGIC OPPORTUNITIES FUND III, L.P.

126.	STEPSTONE PRIVATE ACCESS PARTNERSHIP, L.P.

127.	STEPSTONE JP OPPORTUNITIES FUND. L.P.

128.	STEPSTONE ATLAS OPPORTUNITIES FUND, L.P.

129.	SILVERSTONE II, LLC - SERIES H

130.	STEPSTONE NL OPPORTUNITIES FUND, LP

131.	STEPSTONE TACTICAL GROWTH FUND II OFFSHORE HOLDINGS, L.P.

132.	SILVERSTONE II, LLC - SERIES I

133.	STEPSTONE AMP OPPORTUNITIES FUND, L.P. - Series B

134.	STEPSTONE NL OPPORTUNITIES FUND II, LP

135.	STEPSTONE NPS PE FUND, L.P. - Tranche B

136.	Capitol Private Opportunities III LP

137.	Capitol Private Opportunities III (Parallel) LP

138.	StepStone BVK Opportunities Fund SCSp

139.	StepStone Capital Partners IV, L.P.

140.	StepStone Capital Partners IV Offshore Holdings, L.P.

141.	StepStone Capital Partners IV Europe Holdings SCSp

142.	StepStone Endurance, L.P.

143.	StepStone JP Opportunities Fund IA, L.P.

144.	StepStone KF Private Equity Fund II, L.P.

145.	StepStone XL Opportunities Fund II-A, L.P.

146.	StepStone XL Opportunities Fund II-B, L.P.

147.	Terrace Investment Holdings SMF, LLC

148.	StepStone AP Opportunities Fund, L.P.

149.	StepStone Atlas Opportunities Fund II LP

150.	China Opportunities Access Feeder LP

151.	SilverStone II, LLC - Series J

152.	SilverStone II, LLC - Series K (Class 1)

153.	SilverStone II, LLC - Series K (Class 2)

154.	StepStone P Opportunities Fund, L.P.

155.	Sunstone PE Opportunities Fund LLC

156.	StepStone Secondary Opportunities Fund IV, L.P.

157.	StepStone Secondary Opportunities Fund IV Offshore Holdings, L.P.

158.	StepStone Secondary Opportunities Fund IV Europe Holdings SCSp

159.	StepStone Waterfall Agreggator, LLC

160.	StepStone E Opportunities Fund, L.P.

161.	StepStone E Offshore Opportunities Fund, L.P.

162.	StepStone AZ China and Asia Opportunities Fund II, L.P.

163.	SilverStone IV, LLC - Series A

164.	SilverStone IV, LLC - Series B

165.	SilverStone IV, LLC - Series C

166.	SilverStone IV, LLC - Series D

167.	SSOF IV Overage SMA H, L.P.

168.	SSOF IV Overage SMA W, L.P.

169.	StepStone LMM Opportunities Fund I, L.P.

170.	StepStone TS Opportunities Fund, L.P.

171.	STEPSTONE PHOENIX OPPORTUNITIES FUND, LP - Series B

172.	Bridge Village Limited

173.	STEPSTONE NPS PE FUND II, L.P.

174.	Heathrow Forest Asia Opportunities Fund, L.P.

175.	StepStone BV Opportunities Fund, L.P.

176.	SSOF IV Overage SMA L, SCSp

177.	StepStone HCSCMPTEPP Fund, L.P.

178.	StepStone Tactical Growth Fund III, L.P.

179.	StepStone Tactical Growth Fund III Offshore Holdings, L.P.

180.	StepStone VMB Secondary Opportunities Fund Holdings SCSp

181.	StepStone NL Opportunities Fund III, L.P.

182.	StepStone K Strategic Opportunities Fund IV, L.P.

183.	StepStone East Town Strategic Capital Fund, L.P.

184.	SSG Peninsula Fund, L.P.

185.	STEPSTONE NPS PE FUND II, L.P. - Tranche C

186.	SilverStone Pattern, LLC, Series A

187.	SilverStone Pattern, LLC, Series B

188.	SilverStone IV, LLC - Series E

189.	SilverStone Balfour, L.P.

190.	StepStone Mexico I SPC - Series E

191.	StepStone TC Opportunities Fund, L.P.

192.	StepStone Atlas Opportunities Fund III (Offshore), L.P.

193.	StepStone Atlas Opportunities Fund III (Onshore), L.P.

194.	StepStone PI Opportunities Fund, L.P.

195.	Altrium II Access Feeder, LP

196.	StepStone-Carlyle Asia Partners Growth II Access Fund, LP

197.	StepStone NL Opportunities Fund IV, L.P.

198.	StepStone P Opportunities Fund II, L.P.

199.	StepStone Yellowcreek Fund, L.P.

200.	StepStone BVK Opportunities Fund II SCSp

201.	StepStone Thunderbird Opportunities Fund, LP

202.	StepStone East Town Strategic Capital Fund V, L.P.

203.	SilverStone IV, LLC - Series F

204.	SilverStone IV, LLC - Series H

205.	SilverStone IV, LLC - Series I

206.	SilverStone IV, LLC - Series J

207.	SilverStone IV, LLC - Series K

208.	SilverStone IV, LLC - Series L

209.	SilverStone IV, LLC - Series M

210.	SilverStone IV, LLC - Series N

211.	SilverStone Pebbles IV, LLC

212.	SilverStone Tree Frog, L.P.

213.	StepStone Badger Secondary Opportunities Holdings, L.P. - Series A

214.	STEPSTONE FSS OPPORTUNITIES FUND, L.P. - Series B

215.	StepStone Capital Partners V, L.P.

216.	StepStone Capital Partners V Offshore Holdings, L.P.

217.	StepStone Capital Partners V Europe Holdings

218.	SilverStone VC Holdings, LLC - Series A

219.	Heathrow Forest Venture Opportunities Fund, L.P.

220.	StepStone Secondary Opportunities Fund V, L.P

221.	StepStone Secondary Opportunities Fund V Offshore Holdings, L.P.

222.	StepStone Secondary Opportunities Fund V Europe Holdings, SCSp

223.	STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 2022

224.	SSOF V OVERAGE SMA W, L.P.

225.	SSOF V Overage Europe SCSp

226.	StepStone Badger Secondary Opportunities Holdings, L.P. - Series B

227.	StepStone Badger Secondary Opportunities Holdings, L.P. - Series C

228.	SilverStone Nolan, L.P.

229.	SilverStone Nolan (Onshore), LLC

230.	SilverStone Nolan Aggregator, LLC

231.	SilverStone Ladder, L.P.

232.	StepStone Private Markets Horizons Fund, L.P.

233.	StepStone NL Opportunities Fund V, L.P.

234.	SilverStone Erasmus, LLC

235.	Capitol Private Opportunities IV LP

236.	Capitol Private Opportunities IV (Parallel) LP

237.	SilverStone VC Holdings, LLC - Series B

238.	StepStone Accelerate Diversity Fund, L.P.

239.	StepStone AP Opportunities Fund, L.P. - Series B

240.	StepStone HCSCMPTEPP Fund, L.P. - Series B

241.	StepStone Ferwa Fund, LP

242.	StepStone Rosa Special Fund, L.P.

243.	StepStone Rosa Master Fund, L.P.

244.	StepStone Opportunities VC NZ Fund, LP

245.	StepStone AP Opportunities Fund, L.P. - Series C

246.	StepStone Pegasus Fund, L.P.

247.	StepStone HCSCMPTEPP Fund, L.P. - Series C

248.	STEPSTONE PHOENIX OPPORTUNITIES FUND, LP - Series C

249.	StepStone Boulder Opportunities SMA Offshore Holdings L.P.

250.	StepStone Private Equity LP Secondary Opportunities Ltd

251.	StepStone Climate Fund Holdings LP

252.	StepStone Climate Fund Parallel LP

253.	SilverStone Pebbles V, LLC

254.	StepStone Tactical Growth Fund IV, L.P.

255.	StepStone Tactical Growth Fund IV Offshore Holdings, L.P.

256.	StepStone Tatical Growth Fund IV Europe Holdings, SCSp

257.	SilverStone Kahuna, LLC

258.	StepStone Holyrood Private Equity Opportunities Fund, L.P.

259.	StepStone Oxford Fund I, L.P.

260.	StepStone Oxford Fund I, L.P. - Series B

261.	StepStone Oxford Fund I, L.P. - Series C

262.	SSOF V Overage Offshore, L.P

263.	StepStone PF Opportunities Fund (L), L.P.

264.	Silverstone Cove Aggregator, L.P.

265.	Silverstone Cove Offshore Aggregator, L.P.

266.	STEPSTONE KF INFRASTRUCTURE FUND, L.P.

267.	STEPSTONE NPS INFRASTRUCTURE FUND, L.P.

268.	StepStone NLGI Infrastructure Opportunities Fund, LP

269.	StepStone Scorpio Infrastructure Opportunities Fund, L.P.

270.	StepStone R Co-Investment Partnership, L.P.

271.	SunSIRA Infrastructure Fund, LLC

272.	StepStone KF Infrastructure Fund II, L.P.

273.	StepStone C Strategic Core Infrastructure Partnership, L.P

274.	StepStone K Infrastructure Opportunities Fund, L.P.

275.	StepStone G Infrastructure Opportunities, LP

276.	StepStone NPS Infrastructure Fund II, LP

277.	StepStone P Infrastructure Opportunities Fund, LP

278.	StepStone B Infrastrucutre Opportunities Fund, L.P.

279.	SSG ME Infrastructure Opportunities Fund, L.P.

280.	StepStone B Infrastructure Opportunities Fund II-G, L.P.

281.	StepStone B Infrastructure Opportunities Fund II-R, L.P.

282.	StepStone Phoenix Infrastructure Debt Opportunities Fund, L.P.

283.	StepStone PTS Infrastructure Secondary Opportunities Fund Holdings, L.P.

284.	StepStone Phoenix Infrastructure Equity Opportunities Fund, L.P.

285.	StepStone K Infrastructure Opportunities Fund II, L.P.

286.	StepStone P Infrastructure Opportunities Fund II, L.P.

287.	Toranomon Infrastructure 1, L.P.

288.	Stepstone Infrastructure Co-Investment Partners 2022, L.P.

289.	StepStone Infrastructure Co-Investment Partners 2022 Europe, SCSp

290.	StepStone Infrastructure Co-Investment Partners 2022 Parallel, L.P.

291.	Stepstone NZ Infrastructure Opportunities Fund, L.P.

292.	StepStone B Infrastructure Opportunities Fund III, L.P.

293.	Libra Opportunities Fund, L.P

294.	StepStone TMAM Infrastructure Opportunities Limited

295.	StepStone ATS Infrastructure Master, L.P.

296.	StepStone Ontario Natural Resources Opportunities Fund, L.P.

297.	StepStone Holyrood Infrastructure Opportunities Fund, L.P

298.	StepStone Minderoo Opportunities Fund LP

299.	NFU Mutual Global Infrastructure, L.P.

300.	StepStone IP Infrastructure Opportunities Fund, LP

301.	SC Co-Investments Private Debt Fund LP

302.	Swiss Capital Co-Investments Private Debt Offshore SP

303.	SSG Mexico Private Debt Fund I SP

304.	SSG NLGI European Direct Lending SP

305.	Swiss Capital Private Debt Feeder Fund I LP

306.	Swiss Capital Private Debt Feeder Fund II LP

307.	StepStone Opportunistic Lending Fund I LP

308.	SSG Warehouse Aggregator Fund L.P

309.	SSG Tilad Private Debt Fund LP

310.	SSG PAT Private Debt Fund LP

311.	SSG Credit Specialties Fund I LP

312.	Stepstone ADF Opportunities Fund LP

313.	SC CWMAA Senior Corporate Lending LP

314.	Senior Corporate Lending Enhanced I Fund LP

315.	SSG ME Private Debt Fund LP

316.	StepStone Senior Corporate Lending Fund II (Cayman) LP

317.	StepStone Credit Opportunities Fund I - A LP

318.	StepStone Senior Corporate Lending Fund III (Cayman) LP

319.	StepStone Private Debt Fund 2023 LP (Kyosai)

320.	SSG EF Opportunities Fund LP

321.	StepStone Credit Opportunities Fund I (Cayman) LP

322.	StepStone Credit Opportunities Fund II (Cayman) LP

323.	SCL XL I Fund LP

324.	SSG Enstar Private Credit Fund (Cayman) LP

325.	SSG OAM Private Debt Fund LP

326.	VG Co-Investments Private Debt Fund LP

327.	StepStone Trade Finance Fund

328.	LG Direct Lending

329.	SC LV Private Debt Platform Fund

330.	3SC Pride Fund

331.	SSG Valluga Fund

332.	PR Private Debt Platform Fund

333.	SSG GEN Credit Fund I

334.	SSG GEN Credit Fund II

335.	SSG GEN Credit Fund III

336.	SSG SF Income Fund Us

337.	SSG BL Private Debt Fund (Church Limburg)

338.	SSG Enstar Private Debt Fund I

339.	SSG Enstar Private Debt Fund II

340.	SSG COV Private Debt Fund (Covestro)

341.	SSG VDA Private Debt Fund (Valida)

342.	SSG SCL III Fund

343.	SSG SCL II Fund

344.	SSG ABI Private Debt Fund (Airbus)

345.	SSG INTER Private Debt Fund

346.	SSG KVBW Private Debt Fund

347.	SSG EZVK Private Debt Fund

348.	SSG ERK Private Debt Fund

349.	SSG BI Private Debt Fund (Boehringer)

350.	SSG SI Private Debt Fund (Signal Iduna)

351.	LG Income Fund

352.	SC LV Private Debt Fund

353.	Agon Fund

354.	Senior Corporate Lending Fund I

355.	EuroPrima Fund

356.	CWPS Global Infrastructure Fund

357.	Senior Corporate Lending Europe Fund

358.	PR Private Debt Fund

359.	SSG SF Income Fund

360.	StepStone BL Private Debt Fund (Church Limburg)

361.	StepStone Credit Opportunities Fund I

362.	StepStone Credit Opportunities Fund II

363.	StepStone Senior Corporate Lending Fund III

364.	StepStone Senior Corporate Lending Fund III (Europe)

365.	StepStone PSY ENPAP Private Debt Fund

366.	IMI Private Debt Fund

367.	StepStone Senior Corporate Lending Fund II

368.	VG Global Private Debt Fund I

369.	VG US Private Debt Fund

370.	AXA VORSORGE PRIVATE DEBT SCA SICAV-RAIF – PRIVATE DEBT VINTAGE 2022

371.	VIG PRIVATE MARKETS FUND SCA SICAV-RAIF – VIG PRIVATE DEBT

372.	VIG PRIVATE MARKETS FUND SCA SICAV-RAIF – VIG PRIVATE EQUITY

373.	Swiss Capital European Private Debt Funds I - Co-Invest European Private Debt Fund

374.	Swiss Capital European Private Debt Funds I - Co-Investment European Traditional Senior Lending Fund (TSL)

375.	SC Private Debt Fund III

376.	Helvetia European Private Debt Fund

377.	VG European Private Debt Funds – Co-Investment Private Debt Fund

378.	SSG PRIVATE DEBT RATED NOTES I LP

379.	SSG PRIVATE DEBT RATED NOTES II LP

380.	HEATHROW FOREST PRIVATE DEBT FUND, L.P.

381.	SSG PRIVATE CREDIT (US) GP LLC

382.	EAF Complan II

383.	StepStone (Luxembourg) SCA SIVAV – RAIF

384.	StepStone (Luxembourg) SCA SICAV-RAIF – StepStone Private Venture and Growth Fund

385.	StepStone (Luxembourg) SCA SIVAV–RAIF Private Infrastructure Fund

386.	StepStone (Luxembourg) SCA SIVAV–RAIF – StepStone Private Markets

387.	StepStone Private Markets Feeder Ltd.

388.	STEPSTONE PRIVATE VENTURE AND GROWTH (AUSTRALIA) FUND

389.	StepStone Private Venture Infrastructure (Australia) Fund

390.	Swiss Capital Anlagestiftung I, Private Debt Allocator I

391.	Swiss Capital Anlagestiftung I, Private Debt Allocator II

392.	Swiss Capital Anlagestiftung I, Private Debt Allocator III

393.	Swiss Capital Anlagestiftung I, Private Debt and Credit Hedge Funds Allocator IV

394.	Swiss Capital Anlagestiftung I, Private Debt Allocator V

395.	Swiss Capital Anlagestiftung I, Private Debt Allocator VI

396.	Swiss Capital Anlagestiftung I, Private Debt Allocator VIII

397.	Swiss Capital Anlagestiftung I, Private Debt Allocator IX

398.	Swiss Capital Anlagestiftung I, Private Debt and Credit Hedge Funds Allocator XI

399.	Swiss Capital Anlagestiftung I, Private Markets Allocator II

400.	STEPSTONE A REAL ESTATE CO-INVESTMENT PARTNERSHIP, L.P.

401.	StepStone Amitim Infrastructure Opportunities Fund, L.P.

Verifications

The undersigned states that he or she has duly executed the attached Application dated April 11, 2025 for and on behalf of the Applicants, as the case may be, that he or she holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

STEPSTONE PRIVATE CREDIT FUND LLC

By:	/s/ Ariel Goldblatt
	Name:	Ariel Goldblatt
	Title:	Authorized Signatory

By:	/s/ Joseph Cambareri
	Name:	Joseph Cambareri
	Title:	Authorized Signatory

STEPSTONE PRIVATE MARKETS

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

STEPSTONE PRIVATE VENTURE AND GROWTH FUND

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

STEPSTONE PRIVATE INFRASTRUCTURE FUND

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

STEPSTONE PRIVATE CREDIT INCOME FUND

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

StepStone Private Credit Co-Investment Fund

By:	/s/ Ariel Goldblatt
	Name:	Ariel Goldblatt
	Title:	Authorized Signatory

STEPSTONE GROUP PRIVATE DEBT LLC

By:	StepStone Group Private Debt AG (f/k/a Swiss Capital Alternative Investments AG), its Sole Member

By:	/s/ Remo Kampf
	Name:	Remo Kampf
	Title:	Authorized Signatory

By:	/s/ Philipp Weibel
	Name:	Philipp Weibel
	Title:	Authorized Signatory

STEPSTONE GROUP PRIVATE WEALTH LLC

By:	/s/ Dean Caruvana
	Name:	Dean Caruvana
	Title:	Authorized Signatory

STEPSTONE GROUP REAL ASSETS LP

By:	StepStone Group Real Assets Holdings LLC, its General Partner

By:	/s/ Andrew Bratt
	Name:	Andrew Bratt
	Title:	Authorized Signatory

StepStone Group Europe Alternative Investments Limited

By:	/s/ David Allen
	Name:	David Allen
	Title:	Authorized Signatory

STEPSTONE GROUP LP

By:	StepStone Group Holdings LLC, its General Partner

By:	/s/ Andrew Bratt
	Name:	Andrew Bratt
	Title:	Authorized Signatory

LEXINGTON C/RE, LLC; SRE FREYJA INVESTCO, LP; STEPSTONE EUROPEAN FUND SCS, SICAV-FIS - STEPSTONE REAL ESTATE PARTNERS III COMPARTMENT; STEPSTONE REAL ESTATE PARTNERS III CAYMAN, LP; STEPSTONE REAL ESTATE PARTNERS III OFFSHORE, L.P.; STEPSTONE REAL ESTATE PARTNERS III TE, L.P.; STEPSTONE REAL ESTATE PARTNERS III, L.P.; STEPSTONE REAL ESTATE PARTNERS III OFFSHORE FEEDER, LP; SRE PRESERVATION INVESTCO, LP; SRE COLT OPCO INVESTCO, LP; SREP III COLT DEVCO CO-INVESTOR FEEDER, LP; SRE CARE INVESTCO, LP; SUNSTONE REAL ESTATE, LP; STEPSTONE REAL ESTATE PARTNERS III I OPPORTUNITIES FUND, LP; SRE PEACH INVESTCO, LP; STEPSTONE K REAL ESTATE CO-INVESTMENT FUND, LP; STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND, LP; STEPSTONE REAL ESTATE PARTNERS IV, LP; STEPSTONE REAL ESTATE PARTNERS IV PARALLEL, LP; STEPSTONE REAL ESTATE PARTNERS IV EUROPE SCS; REAL ESTATE INTERNATIONAL PARTNERSHIP FUND, I, LP; REAL ESTATE DOMESTIC PARTNERSHIP FUND I, L.P.; REAL ESTATE GLOBAL PARTNERSHIP FUND II, LP; SRE IV SPARK INVESTCO, LP; SRE III BOXER INVESTCO, LP; SRE III/IV WIZARD INVESTCO, LP; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS, LP; SRE CARE PROPCO UPSIZE - INVESTCO, LP; SSG ME REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE HB REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE HB OPPORTUNITIES FUND II, L.P.; STEPSTONE BVK REAL ESTATE OPPORTUNITIES FUND SCSP; HEATHROW FOREST REAL ESTATE OPPORTUNITIES FUND, L.P.; STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND II, LP; STEPSTONE K REAL ESTATE CO-INVESTMENT FUND II, LP; NFU MUTUAL GLOBAL REAL ESTATE, L.P.; STEPSTONE T REAL ESTATE OPPORTUNITIES FUND, L.P.; OSOOL EUROPEAN REAL ESTATE SP; SRE IV IGNITE INVESTCO, LP; SRE IV IGNITE INVESTCO (CIV), LP; JUNIVERSITAS REAL ESTATE DIVERSIFIED FUND SS (USD), L.P.; SIDF ACTIVE 1 LP; OSOOL EUROPEAN REAL ESTATE AIV LP; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS II, LP - CLASS A; STEPSTONE REAL ESTATE EUROPE CO-INVESTMENTS HOLDINGS II, LP - CLASS B; STEPSTONE REAL ESTATE INSURANCE FUND SERIES OF THE SALI MULTI-SERIES FUND, L.P.; G1 SRE SMA CAYMAN LP; ARTISTIC STEPS SMA LLC; SREP IV ACRE INVESTCO (CIV) LP; SREP V ALPHA EMERALD FEEDER, LP; SREP V ALPHA INVESTCO (CIV), LP; SRE SOLARIS INVESTCO, LP; STEPSTONE REAL ESTATE PARTNERS V, LP; STEPSTONE REAL ESTATE PARTNERS V 892, LP; STEPSTONE REAL ESTATE PARTNERS V QFP, LP; STEPSTONE REAL ESTATE PARTNERS V EUROPE SCS; 2007 CO-INVESTMENT PORTFOLIO, L.P.; ASIA REALTY ACCESS FEEDER LP; CAPITOL PRIVATE OPPORTUNITIES II (PARALLEL), L.P.; CAPITOL PRIVATE OPPORTUNITIES II, L.P.; CGR/PE, LLC; CVC CREDIT PARTNERS SPECIAL OPPORTUNITIES ACCESS FEEDER; ENERGY SELECT ACCESS FEEDER LP; EUROPE ENTERPRISE II OFFSHORE L.P.; EUROPE ENTERPRISE II ONSHORE L.P.; MEZZANINE CO-INVESTMENT PORTFOLIO L.P.; NYSCRF PIONEER PARTNERSHIP FUND B, L.P.; PEGASUS MULTI-STRATEGY SERIES (A) LP; REAL ESTATE DEVELOPMENT OPPORTUNITIES ACCESS FEEDER LP; SILVERSTONE II, LLC - SERIES C; SILVERSTONE II, LLC - SERIES E; SILVERSTONE II, LLC - SERIES G; STEPSTONE A OPPORTUNITIES FUND, L.P.; StepStone A Real Estate Co-Investment Partnership, L.P.; STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES A; STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES B; STEPSTONE AMP OPPORTUNITIES FUND, L.P. - SERIES A; STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 1 2009; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY SERIES 2 2012; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 2014; STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND, L.P.; STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.; STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS III, L.P.; STEPSTONE CGC OPPORTUNITIES I, L.P.; STEPSTONE EUROPEAN FUND SCS, SICAV-FIS - STEPSTONE CAPITAL PARTNERS III COMPARTMENT; STEPSTONE FERRO OPPORTUNITIES FUND, L.P.; STEPSTONE FSS OPPORTUNITIES FUND, L.P.; STEPSTONE H OPPORTUNITIES FUND, L.P.; STEPSTONE INTERNATIONAL INVESTORS II, L.P.; STEPSTONE INTERNATIONAL INVESTORS II-G, L.P.; STEPSTONE INTERNATIONAL INVESTORS III, L.P.; STEPSTONE INTERNATIONAL INVESTORS IV (DELAWARE), L.P.; STEPSTONE INTERNATIONAL INVESTORS IV (GUERNSEY), L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND, L.P.; STEPSTONE KF PRIVATE EQUITY FUND, L.P.; STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.; STEPSTONE MEXICO I SPC; STEPSTONE MEZZANINE PARTNERS (OFFSHORE) I-A L.P.; STEPSTONE MEZZANINE PARTNERS I-A L.P.; STEPSTONE NPS PE FUND, L.P.; STEPSTONE PA TAP FUND I, LP; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP; STEPSTONE PIONEER CAPITAL EUROPE I, L.P. INCORPORATED;

STEPSTONE PIONEER CAPITAL EUROPE II, L.P.; STEPSTONE PIONEER CAPITAL III, L.P.; STEPSTONE PRIVATE EQUITY PARTNERS III CAYMAN HOLDINGS L.P.; STEPSTONE PRIVATE EQUITY PARTNERS III L.P.; STEPSTONE PRIVATE EQUITY PORTFOLIO L.P.; STEPSTONE RIVAS PRIVATE EQUITY FUND, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS SCSP; STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.; STEPSTONE SEDCO U.S. OPPORTUNITIES FUND, L.P.; STEPSTONE TACTICAL GROWTH FUND II, L.P.; STEPSTONE TACTICAL GROWTH FUND OFFSHORE HOLDINGS, L.P.; STEPSTONE TACTICAL GROWTH FUND, L.P.; STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - SERIES A; STEPSTONE XL OPPORTUNITIES FUND, L.P.; TERRACE INVESTMENT HOLDINGS, LLC; STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE K STRATEGIC OPPORTUNITIES FUND III, L.P.; STEPSTONE PRIVATE ACCESS PARTNERSHIP, L.P.; STEPSTONE JP OPPORTUNITIES FUND. L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND, L.P.; SILVERSTONE II, LLC - SERIES H; STEPSTONE NL OPPORTUNITIES FUND, LP; STEPSTONE TACTICAL GROWTH FUND II OFFSHORE HOLDINGS, L.P.; SILVERSTONE II, LLC - SERIES I; STEPSTONE AMP OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE NL OPPORTUNITIES FUND II, LP; STEPSTONE NPS PE FUND, L.P. - TRANCHE B; CAPITOL PRIVATE OPPORTUNITIES III LP; CAPITOL PRIVATE OPPORTUNITIES III (PARALLEL) LP; STEPSTONE BVK OPPORTUNITIES FUND SCSP; STEPSTONE CAPITAL PARTNERS IV, L.P.; STEPSTONE CAPITAL PARTNERS IV OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS IV EUROPE HOLDINGS SCSP; STEPSTONE ENDURANCE, L.P.; STEPSTONE JP OPPORTUNITIES FUND IA, L.P.; STEPSTONE KF PRIVATE EQUITY FUND II, L.P.; STEPSTONE XL OPPORTUNITIES FUND II-A, L.P.; STEPSTONE XL OPPORTUNITIES FUND II-B, L.P.; TERRACE INVESTMENT HOLDINGS SMF, LLC; STEPSTONE AP OPPORTUNITIES FUND, L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND II LP; CHINA OPPORTUNITIES ACCESS FEEDER LP; SILVERSTONE II, LLC - SERIES J; SILVERSTONE II, LLC - SERIES K (CLASS 1); SILVERSTONE II, LLC - SERIES K (CLASS 2); STEPSTONE P OPPORTUNITIES FUND, L.P.; SUNSTONE PE OPPORTUNITIES FUND LLC; STEPSTONE SECONDARY OPPORTUNITIES FUND IV, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND IV OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND IV EUROPE HOLDINGS SCSP; STEPSTONE WATERFALL AGREGGATOR, LLC; STEPSTONE E OPPORTUNITIES FUND, L.P.; STEPSTONE E OFFSHORE OPPORTUNITIES FUND, L.P.; STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND II, L.P.; SILVERSTONE IV, LLC - SERIES A; SILVERSTONE IV, LLC - SERIES B; SILVERSTONE IV, LLC - SERIES C; SILVERSTONE IV, LLC - SERIES D; SSOF IV OVERAGE SMA H, L.P.; SSOF IV OVERAGE SMA W, L.P.; STEPSTONE LMM OPPORTUNITIES FUND I, L.P.; STEPSTONE TS OPPORTUNITIES FUND, L.P.; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP - SERIES B; BRIDGE VILLAGE LIMITED; STEPSTONE NPS PE FUND II, L.P.; HEATHROW FOREST ASIA OPPORTUNITIES FUND, L.P.; STEPSTONE BV OPPORTUNITIES FUND, L.P.; SSOF IV OVERAGE SMA L, SCSP; STEPSTONE HCSCMPTEPP FUND, L.P.; STEPSTONE TACTICAL GROWTH FUND III, L.P.; STEPSTONE TACTICAL GROWTH FUND III OFFSHORE HOLDINGS, L.P.; STEPSTONE VMB SECONDARY OPPORTUNITIES FUND HOLDINGS SCSP; STEPSTONE NL OPPORTUNITIES FUND III, L.P.; STEPSTONE K STRATEGIC OPPORTUNITIES FUND IV, L.P.; STEPSTONE EAST TOWN STRATEGIC CAPITAL FUND, L.P.; SSG PENINSULA FUND, L.P.; STEPSTONE NPS PE FUND II, L.P. - TRANCHE C; SILVERSTONE PATTERN, LLC, SERIES A; SILVERSTONE PATTERN, LLC, SERIES B; SILVERSTONE IV, LLC - SERIES E; SILVERSTONE BALFOUR, L.P.; STEPSTONE MEXICO I SPC - SERIES E; STEPSTONE TC OPPORTUNITIES FUND, L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND III (OFFSHORE), L.P.; STEPSTONE ATLAS OPPORTUNITIES FUND III (ONSHORE), L.P.; STEPSTONE PI OPPORTUNITIES FUND, L.P.; ALTRIUM II ACCESS FEEDER, LP; STEPSTONE-CARLYLE ASIA PARTNERS GROWTH II ACCESS FUND, LP; STEPSTONE NL OPPORTUNITIES FUND IV, L.P.; STEPSTONE P OPPORTUNITIES FUND II, L.P.; STEPSTONE YELLOWCREEK FUND, L.P.; STEPSTONE BVK OPPORTUNITIES FUND II SCSP; STEPSTONE THUNDERBIRD OPPORTUNITIES FUND, LP; STEPSTONE EAST TOWN STRATEGIC CAPITAL FUND V, L.P.; SILVERSTONE IV, LLC - SERIES F; SILVERSTONE IV, LLC - SERIES H; SILVERSTONE IV, LLC - SERIES I; SILVERSTONE IV, LLC - SERIES J; SILVERSTONE IV, LLC - SERIES K; SILVERSTONE IV, LLC - SERIES L; SILVERSTONE IV, LLC - SERIES M; SILVERSTONE IV, LLC - SERIES N; SILVERSTONE PEBBLES IV, LLC; SILVERSTONE TREE FROG, L.P.; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES A; STEPSTONE FSS OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE CAPITAL PARTNERS V, L.P.; STEPSTONE CAPITAL PARTNERS V OFFSHORE HOLDINGS, L.P.; STEPSTONE CAPITAL PARTNERS V EUROPE HOLDINGS; SILVERSTONE VC HOLDINGS, LLC - SERIES A; HEATHROW FOREST VENTURE OPPORTUNITIES FUND, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND V, L.P; STEPSTONE SECONDARY OPPORTUNITIES FUND V OFFSHORE HOLDINGS, L.P.; STEPSTONE SECONDARY OPPORTUNITIES FUND V EUROPE HOLDINGS, SCSP; STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 2022; SSOF V OVERAGE SMA W, L.P.; SSOF V OVERAGE EUROPE SCSP; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES B; STEPSTONE BADGER SECONDARY OPPORTUNITIES HOLDINGS, L.P. - SERIES C; SILVERSTONE NOLAN, L.P.; SILVERSTONE NOLAN (ONSHORE), LLC; SILVERSTONE NOLAN AGGREGATOR, LLC; SILVERSTONE LADDER, L.P.;

STEPSTONE PRIVATE MARKETS HORIZONS FUND, L.P.; STEPSTONE NL OPPORTUNITIES FUND V, L.P.; SILVERSTONE ERASMUS, LLC; CAPITOL PRIVATE OPPORTUNITIES IV LP; CAPITOL PRIVATE OPPORTUNITIES IV (PARALLEL) LP; SILVERSTONE VC HOLDINGS, LLC - SERIES B; STEPSTONE ACCELERATE DIVERSITY FUND, L.P.; STEPSTONE AP OPPORTUNITIES FUND, L.P. - SERIES B; STEPSTONE HCSCMPTEPP FUND, L.P. - SERIES B; STEPSTONE FERWA FUND, LP; STEPSTONE ROSA SPECIAL FUND, L.P.; STEPSTONE ROSA MASTER FUND, L.P.; STEPSTONE OPPORTUNITIES VC NZ FUND, LP; STEPSTONE AP OPPORTUNITIES FUND, L.P. - SERIES C; STEPSTONE PEGASUS FUND, L.P.; STEPSTONE HCSCMPTEPP FUND, L.P. - SERIES C; STEPSTONE PHOENIX OPPORTUNITIES FUND, LP - SERIES C; STEPSTONE BOULDER SECONDARY OPPORTUNITIES SMA OFFSHORE HOLDINGS L.P.; STEPSTONE PRIVATE EQUITY LP SECONDARY OPPORTUNITIES LTD; STEPSTONE CLIMATE FUND HOLDINGS LP; STEPSTONE CLIMATE FUND PARALLEL LP; SILVERSTONE PEBBLES V, LLC; STEPSTONE TACTICAL GROWTH FUND IV, L.P.; STEPSTONE TACTICAL GROWTH FUND IV OFFSHORE HOLDINGS, L.P.; STEPSTONE TATICAL GROWTH FUND IV EUROPE HOLDINGS, SCSP; SILVERSTONE KAHUNA, LLC; STEPSTONE HOLYROOD PRIVATE EQUITY OPPORTUNITIES FUND, L.P.; STEPSTONE OXFORD FUND I, L.P.; STEPSTONE OXFORD FUND I, L.P. - SERIES B; STEPSTONE OXFORD FUND I, L.P. - SERIES C; SSOF V OVERAGE OFFSHORE, L.P; STEPSTONE PF OPPORTUNITIES FUND (L), L.P.; SILVERSTONE COVE AGGREGATOR, L.P.; SILVERSTONE COVE OFFSHORE AGGREGATOR, L.P.; STEPSTONE KF INFRASTRUCTURE FUND, L.P.; STEPSTONE NPS INFRASTRUCTURE FUND, L.P.; STEPSTONE NLGI INFRASTRUCTURE OPPORTUNITIES FUND, LP; STEPSTONE SCORPIO INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE R CO-INVESTMENT PARTNERSHIP, L.P.; SUNSIRA INFRASTRUCTURE FUND, LLC; STEPSTONE KF INFRASTRUCTURE FUND II, L.P.; STEPSTONE C STRATEGIC CORE INFRASTRUCTURE PARTNERSHIP, L.P; STEPSTONE K INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE G INFRASTRUCTURE OPPORTUNITIES, LP; STEPSTONE NPS INFRASTRUCTURE FUND II, LP; STEPSTONE P INFRASTRUCTURE OPPORTUNITIES FUND, LP; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; SSG ME INFRASTRUCTURE OPPORTUNITIES FUND, L.P;, STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND II-G, L.P.; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND II-R, L.P.; STEPSTONE PHOENIX INFRASTRUCTURE DEBT OPPORTUNITIES FUND, L.P.; STEPSTONE PTS INFRASTRUCTURE SECONDARY OPPORTUNITIES FUND HOLDINGS, L.P.; STEPSTONE PHOENIX INFRASTRUCTURE EQUITY OPPORTUNITIES FUND, L.P.; STEPSTONE K INFRASTRUCTURE OPPORTUNITIES FUND II, L.P.; STEPSTONE P INFRASTRUCTURE OPPORTUNITIES FUND II, L.P.; TORANOMON INFRASTRUCTURE 1, L.P.; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022, L.P.; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022 EUROPE, SCSP; STEPSTONE INFRASTRUCTURE CO-INVESTMENT PARTNERS 2022 PARALLEL, L.P.; STEPSTONE NZ INFRASTRUCTURE OPPORTUNITIES FUND, L.P.; STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND III, L.P.; LIBRA OPPORTUNITIES FUND, L.P; STEPSTONE TMAM INFRASTRUCTURE OPPORTUNITIES LIMITED; STEPSTONE ATS INFRASTRUCTURE MASTER, L.P.; STEPSTONE ONTARIO NATURAL RESOURCES OPPORTUNITIES FUND, L.P.; STEPSTONE HOLYROOD INFRASTRUCTURE OPPORTUNITIES FUND, L.P; STEPSTONE MINDEROO OPPORTUNITIES FUND LP; NFU MUTUAL GLOBAL INFRASTRUCTURE, L.P.; STEPSTONE IP INFRASTRUCTURE OPPORTUNITIES FUND, LP; STEPSTONE (LUXEMBOURG) SCA SICAV – RAIF; STEPSTONE (LUXEMBOURG) SCA SICAV-RAIF – STEPSTONE PRIVATE VENTURE AND GROWTH FUND; STEPSTONE (LUXEMBOURG) SCA SICAV-RAIF - PRIVATE INFRASTRUCTURE FUND; STEPSTONE (LUXEMBOURG) SCA SICAV – STEPSTONE PRIVATE MARKETS; STEPSTONE PRIVATE MARKETS FEEDER LTD.; STEPSTONE PRIVATE VENTURE AND GROWTH (AUSTRALIA) FUND; STEPSTONE PRIVATE INFRASTRUCTURE (AUSTRALIA) FUND

By:	/s/ Jennifer Ishiguro
	Name:	Jennifer Ishiguro
	Title:	Authorized Person

SC CO-INVESTMENTS PRIVATE DEBT FUND LP; SWISS CAPITAL CO-INVESTMENTS PRIVATE DEBT OFFSHORE SP; SSG MEXICO PRIVATE DEBT FUND I SP; SSG NLGI EUROPEAN DIRECT LENDING SP; SWISS CAPITAL PRIVATE DEBT FEEDER FUND I LP; SWISS CAPITAL PRIVATE DEBT FEEDER FUND II LP; STEPSTONE OPPORTUNISTIC LENDING FUND I LP; SSG WAREHOUSE AGGREGATOR FUND L.P; SSG TILAD PRIVATE DEBT FUND LP; SSG PAT PRIVATE DEBT FUND LP; SSG CREDIT SPECIALTIES FUND I LP; STEPSTONE ADF OPPORTUNITIES FUND LP; StepStone Amitim Infrastructure Opportunities Fund, L.P.; SC CWMAA SENIOR CORPORATE LENDING LP; SENIOR CORPORATE LENDING ENHANCED I FUND LP; SSG ME PRIVATE DEBT FUND LP; STEPSTONE SENIOR CORPORATE LENDING FUND II (CAYMAN) LP; STEPSTONE CREDIT OPPORTUNITIES FUND I - A LP; STEPSTONE SENIOR CORPORATE LENDING FUND III (CAYMAN) LP; STEPSTONE PRIVATE DEBT FUND 2023 LP (KYOSAI); SSG EF OPPORTUNITIES FUND LP; STEPSTONE CREDIT OPPORTUNITIES FUND I (CAYMAN) LP; STEPSTONE CREDIT OPPORTUNITIES FUND II (CAYMAN) LP; SCL XL I FUND LP; SSG ENSTAR PRIVATE CREDIT FUND (CAYMAN) LP; SSG OAM PRIVATE DEBT FUND LP; VG CO-INVESTMENTS PRIVATE DEBT FUND LP; STEPSTONE TRADE FINANCE FUND; LG DIRECT LENDING; SC LV PRIVATE DEBT PLATFORM FUND; 3SC PRIDE FUND; SSG VALLUGA FUND; PR PRIVATE DEBT PLATFORM FUND; SSG GEN CREDIT FUND I; SSG GEN CREDIT FUND II; SSG GEN CREDIT FUND III; SSG SF INCOME FUND US; SSG BL PRIVATE DEBT FUND (CHURCH LIMBURG); SSG ENSTAR PRIVATE DEBT FUND I; SSG ENSTAR PRIVATE DEBT FUND II; SSG COV PRIVATE DEBT FUND (COVESTRO); SSG VDA PRIVATE DEBT FUND (VALIDA); SSG SCL III FUND; SSG SCL II FUND; SSG ABI PRIVATE DEBT FUND (AIRBUS); SSG INTER PRIVATE DEBT FUND; SSG KVBW PRIVATE DEBT FUND; SSG EZVK PRIVATE DEBT FUND; SSG ERK PRIVATE DEBT FUND; SSG BI PRIVATE DEBT FUND (BOEHRINGER); SSG SI PRIVATE DEBT FUND (SIGNAL IDUNA); LG INCOME FUND; SC LV PRIVATE DEBT FUND; AGON FUND; SENIOR CORPORATE LENDING FUND I; EUROPRIMA FUND; CWPS GLOBAL INFRASTRUCTURE FUND; SENIOR CORPORATE LENDING EUROPE FUND; PR PRIVATE DEBT FUND; SSG SF INCOME FUND; STEPSTONE BL PRIVATE DEBT FUND (CHURCH LIMBURG); STEPSTONE CREDIT OPPORTUNITIES FUND I; STEPSTONE CREDIT OPPORTUNITIES FUND II; STEPSTONE SENIOR CORPORATE LENDING FUND III; STEPSTONE SENIOR CORPORATE LENDING FUND III (EUROPE); STEPSTONE PSY ENPAP PRIVATE DEBT FUND; IMI PRIVATE DEBT FUND; STEPSTONE SENIOR CORPORATE LENDING FUND II; VG GLOBAL PRIVATE DEBT FUND I; VG US PRIVATE DEBT FUND; AXA VORSORGE PRIVATE DEBT SCA SICAV-RAIF – PRIVATE DEBT VINTAGE 2022; VIG PRIVATE MARKETS FUND SCA SICAV-RAIF – VIG PRIVATE DEBT; VIG PRIVATE MARKETS FUND SCA SICAV-RAIF – VIG PRIVATE EQUITY; SWISS CAPITAL EUROPEAN PRIVATE DEBT FUNDS I - CO-INVEST EUROPEAN PRIVATE DEBT FUND; SWISS CAPITAL EUROPEAN PRIVATE DEBT FUNDS I - CO-INVESTMENT EUROPEAN TRADITIONAL SENIOR LENDING FUND (TSL); SC PRIVATE DEBT FUND III; HELVETIA EUROPEAN PRIVATE DEBT FUND; VG EUROPEAN PRIVATE DEBT FUNDS – CO-INVESTMENT PRIVATE DEBT FUND; SSG PRIVATE DEBT RATED NOTES I LP; SSG PRIVATE DEBT RATED NOTES II LP; HEATHROW FOREST PRIVATE DEBT FUND, L.P.; SSG PRIVATE CREDIT (US) GP LLC; EAF COMPLAN II

By:	/s/ David Allen
	Name:	David Allen
	Title:	Authorized Person

SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR I; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR II; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR III; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT AND CREDIT HEDGE FUNDS ALLOCATOR IV; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR V; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR VI; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR VIII; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT ALLOCATOR IX; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE DEBT AND CREDIT HEDGE FUNDS ALLOCATOR XI; SWISS CAPITAL ANLAGESTIFTUNG I, PRIVATE MARKETS ALLOCATOR II

By:	/s/ Remo Kampf
	Name:	Remo Kampf
	Title:	Authorized Signatory

Exhibit A

Resolutions of the Board of Directors of

STEPSTONE PRIVATE CREDIT FUND LLC

WHEREAS, the Board of Directors (the “Board”) has reviewed StepStone Private Credit Fund LLC’s (the “Company”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which was provided to the Board in connection with this meeting, for an order of the U.S. Securities and Exchange Commission (“SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form provided to the Board in connection with this meeting; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Resolutions of the Board of Trustees of

STEPSTONE PRIVATE MARKETS

WHEREAS, the Board of Trustees (the “Board”) has reviewed StepStone Private Market’s (the “Fund”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, as presented at this Meeting, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form presented at this Meeting; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the authorized officers of the Fund shall be the President and Treasurer of the Fund (collectively, the “Authorized Officers”).

Resolutions of the Board of Trustees of

STEPSTONE PRIVATE VENTURE AND GROWTH FUND

WHEREAS, the Board of Trustees (the “Board”) has reviewed StepStone Private Venture and Growth Fund’s (the “Fund”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, as presented at this Meeting, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form presented at this Meeting; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the authorized officers of the Fund shall be the President and Treasurer of the Fund (collectively, the “Authorized Officers”).

Resolutions of the Board of Trustees of

STEPSTONE PRIVATE INFRASTRUCTURE FUND

WHEREAS, the Board of Trustees (the “Board”) has reviewed StepStone Private Infrastructure Fund’s (the “Fund”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, as presented at this Meeting, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form presented at this Meeting; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the authorized officers of the Fund shall be the President and Treasurer of the Fund (collectively, the “Authorized Officers”).

Resolutions of the Board of Trustees of

STEPSTONE PRIVATE CREDIT INCOME FUND

WHEREAS, the Board of Trustees (the “Board”) has reviewed StepStone Private Credit Income Fund’s (the “Fund”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, as presented at this Meeting, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the authorized officers of the Fund shall be the President and Treasurer of the Fund (collectively, the “Authorized Officers”).

Resolutions of the Initial of Trustee of

STEPSTONE PRIVATE CREDIT CO-INVESTMENT FUND

WHEREAS, the Initial Trustee has reviewed StepStone Private Credit Co-Investment Fund’s (the “Fund”) Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Initial Trustee and/or Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application; and

FURTHER RESOLVED, that the Initial Trustee and/or Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such person in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Initial Trustee and/or Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any trustee or officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such trustee or officer may deem necessary and to identify by such trustee’s or officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by a trustee or officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the authorized officers of the Fund shall be the Chief Executive Officer and Chief Financial Officer of the Fund (collectively, the “Authorized Officers”).